SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Lima, Perú, August 10, 2015 – Credicorp (NYSE:BAP) announced its unaudited results for the second quarter of 2015. These results are consolidated according to IFRS standards and are in Nuevos Soles.

Second Quarter Results 2015

For the second consecutive quarter, Credicorp posted a solid result with net income of S/.749.3 million in 2Q15, which represents ROAE and ROAA of 20.7% and 2.1% respectively. It is important to note that these levels of profitability are associated with the recurring business and represent a slightly improved level as compared to 1Q15’s figures (ROAE of 19.9% and ROAA of 2%). The performance, not only of 2Q15 but also of 1H15, is proof of the robust competitive advantages of Credicorp’s businesses, and the results of all initiatives conducted over the past two years. All aforementioned represents an excellent outcome considering the scenario of low economic growth in local and international markets.

The main factors that explain Credicorp’s results are:

•   Loan expansion of +2.3% QoQ and +13.7% YoY in quarter-end balances that represents real growth of +1.2% QoQ and +11.1% YoY, which is slightly higher than the level observed in 1Q. This growth continued to be driven by Wholesale Banking, where we lead the segment with a 40% market share, which has allowed us to expand our portfolio with a healthy risk profile.

•   Net interest income growth of +2.9% QoQ and +14.1% YoY, mainly due to higher interest income on loans followed by an increase in income from derivatives.

•   A solid financial margin, which was situated at 5.70%. This level was slightly lower than the 5.73% posted in 1Q15 but higher than the 5.67% registered in 2Q14. Additionally, a low cost of risk allowed us to achieve a better financial margin after provisions, which went from 4.12% in 1Q15 and 3.98% in 2Q14 to 4.36% in 2Q15.

•   The significant reduction in net provisions for loan losses of -14% QoQ and -10.2% YoY, which helped reduce the cost of risk from 2.46% in 1Q15 and 2.62% in 2Q14 to 2.07% in 2Q15. This was the result of the improvements made in the loan portfolio quality, as adjustments in the risk models of the different business lines in Retail Banking where implemented in the past two years.

•   Better fee income that posted growth rates of +5.2% QoQ and +17.8% YoY, mainly from the recovery of banking businesses.

•   Better performance in the insurance business, which registered a +11.7% improvement QoQ of its underwriting result due to an increase in net earned premiums (+5.6% QoQ), and a decrease in fees and underwriting expenses (-7.5% QoQ). All this offset higher claims and reserves, for the life insurance business.

Earnings generation compensated the decrease in non-financial income as well as the increase in operating expenses. The latter led to a slight deterioration in the efficiency ratio, which went from 40.8% in 1Q15 to 41.6% in 2Q15. Nevertheless, the YoY evolution was favorable given that non-financial income increased +9.4% while the efficiency ratio improved by decreasing 230 bps.

Credicorp (NYSE: BAP): Second Quarter Results 2015

Executive Summary

Credicorp Ltd.		Quarter		% change				% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY	1H14	1H15	1H15 / 1H14
Net interest income	1,610,499	1,785,363	1,837,200	2.9%	14.1%	3,012,223	3,622,562	20.3%
Net provisions for loan losses	(480,731)	(502,136)	(431,763)	-14.0%	-10.2%	(845,332)	(933,899)	10.5%
Net interest income after net provisions for loan losses	1,129,768	1,283,227	1,405,437	9.5%	24.4%	2,166,892	2,688,663	24.1%

Non financial income	873,631	1,104,682	955,334	-13.5%	9.4%	1,758,002	2,060,015	17.2%
Insurance services underwriting result	104,165	48,997	54,743	11.7%	-47.4%	201,267	103,741	-48.5%
Medical services gross margin	25,242	-	-	-	-	45,952	-	-
Operating expenses	(1,328,766)	(1,295,870)	(1,366,178)	5.4%	2.8%	(2,456,977)	(2,662,048)	8.3%
Operating income	804,041	1,141,036	1,049,336	-8.0%	30.5%	1,715,136	2,190,372	27.7%
Translation results	581	1,566	9,324	495.4%	1505.6%	(421)	10,890	-2686.2%
Income taxes	(204,934)	(309,431)	(289,389)	-6.5%	41.2%	(435,749)	(598,820)	37.4%
Net income	599,687	833,171	769,271	-7.7%	28.3%	1,278,965	1,602,442	25.3%
Minority Interest	15,002	28,436	19,976	-29.8%	33.2%	32,156	48,412	50.6%
Net income attributed to Credicorp	584,685	804,735	749,295	-6.9%	28.2%	1,246,810	1,554,030	24.6%
Non recurring income (expense)	36,106	105,113	-	-	-	93,671	105,113	12.2%
Recurring Net income	548,579	699,621	749,295	7.1%	36.6%	1,153,139	1,448,916	25.6%
Net income/share (S/.)	7.33	10.09	9.39	-6.9%	28.2%	15.63	19.48	24.6%
Total loans	73,464,928	81,620,723	83,503,212	2.3%	13.7%	73,464,928	83,503,212	13.7%
Deposits and obligations	75,611,060	79,142,903	80,910,623	2.2%	7.0%	75,611,060	80,910,623	7.0%
Net shareholders’ equity	12,807,368	14,207,531	14,803,711	4.2%	15.6%	12,807,368	14,803,711	15.6%
Net interest margin	5.67%	5.73%	5.70%			5.52%	5.72%
ROAE	18.9%	22.8%	20.7%			20.2%	21.6%
Recurring ROAE (1)	17.8%	19.9%	20.5%			18.7%	20.0%
ROAA	1.9%	2.3%	2.1%			2.1%	2.2%
Recurring ROAA (2)	1.7%	2.0%	2.1%			1.9%	2.1%
PDL ratio (3)	2.64%	2.58%	2.72%			2.64%	2.72%
PDL over 90 days	1.63%	1.83%	1.96%			1.63%	1.96%
NPL ratio (4)	3.30%	3.40%	3.56%			3.30%	3.56%
Cost of risk (5)	2.62%	2.46%	2.07%			2.30%	2.24%
Coverage of PDLs	158.4%	164.5%	159.2%			158.4%	159.2%
Coverage of NPLs	126.6%	124.8%	121.9%			126.6%	121.9%
Efficiency ratio	43.9%	40.8%	41.6%			42.4%	41.2%
Operating expenses / Total assets	4.1%	3.6%	3.7%			3.9%	3.7%
Combined ratio of P&C (6)(7)	100.3%	92.8%	90.6%			101.1%	91.7%
Loss ratio (7)	65.5%	56.6%	58.8%			63.7%	57.7%
Underwriting result / net earned premiums (7)	13.7%	15.3%	14.9%			13.5%	15.1%
Employees	31,648	32,577	32,828			31,648	32,828

(1) Recurring ROAE: Net recurring income is used for calculations. In the equity side, adjustments are made to exclude non recurring income (expense).

(2) Recurring ROAA: Net recurring income is used for calculations.

(3) PDL ratio = Past-due loan ratio. Past-due loans include overdue loans and loans under legal collection

(4) NPLs: Non-performing loans = Past due loans + Refinanced loans. NPL ratio: NPLs / Total loans

(5) Annualized net provisions / Total loans

(6) Combined ratio= (Net claims / net earned premiums) + ((General expenses + fees + underwriting expenses) / net earned premiums). Do not include insurance Life business.

(7) Considers Grupo Pacifico’s figures before eliminations for consolidation to Credicorp.

Credicorp reported net income of S/.749.3 million in 2Q15, which represents a solid result for the second consecutive quarter, especially considering the low economic growth in the local and international markets. This led to a ROAE and a ROAA of 20.7% and 2.1% respectively. It is important to note that these levels of profitability are attributable to recurring business and also reflect an improvement with regard to the 1Q15 levels (ROAE of 19.9% and ROAA of 2%).

Credicorp’s NII increased +2.9% QoQ and +14.1% YoY, which was due primarily to growth in interest income on loans and, to a lesser extent, to an increase in income from derivatives. An improvement in interest income generation offset the increase in interest expenses. All of the aforementioned translated into a slight reduction of only 3bps in NIM (5.73% in 1Q15 vs. 5.70% in 2Q15) that was mainly due to loan expansion in lower margin segments such as Wholesale Banking and Mortgages. Nevertheless, the NIM after provisions registered significant growth of +24 bps QoQ and +38 bps YoY.

Total loans at Credicorp grew +2.3% QoQ in quarter-end balances, and +3.8% QoQ in average daily balances. Loan growth continued to be driven by Wholesale Banking while Retail Banking, despite posting a higher growth rate YoY, registered a slightly lower growth rate QoQ than that posted in 1Q15. A comparison of the expansion rates of quarter-end balances vs. average daily balances shows a significant difference between the two, which was attributable to the amortization of several loans in foreign currency (FC) at quarter-end, which had a less significant impact on average daily balances in 2Q15. In terms of real growth, quarter-end balances expanded +1.2% QoQ and average daily balances +3.0% QoQ, which indicates a better dynamic this quarter in comparison to that registered in 1Q15 (+0.5% QoQ in quarter-end balances and +2.4% QoQ in average daily balances).

In terms of business segments, Wholesale Banking continued to lead loan expansion (+5.5% QoQ, +22.7% YoY). This was due mainly to the increase in working capital, and medium & long term financing, primarily in local currency (LC). In Retail Banking (+2.5% QoQ, +13.1% YoY) loan growth was due to improvements in the evolution of the Mortgage, Credit card, SME-Business and Consumer segments, which offset the slight contraction in the SME-Pyme segment. Mibanco’s loans in average daily balances fell -1.3% QoQ but increased +3% YoY, which represents a low level of business due to the fact that efforts continue to be focused on the merger and clean-up of the pre-acquisition loan book. In the case of BCP Bolivia and ASB, both portfolios continued to register good growth with rates of +6% and +8.2% QoQ, respectively, which represents an expansion of +26% and +27.1% YoY, respectively.

The composition of loans by currency reflects on-going growth in the LC portfolio, which expanded +7.6% QoQ. This offset the decline in the FC portfolio, mainly at BCP Stand-alone (-2.4% QoQ). In this context, LC loans’ share of total loans at Credicorp rose from 53.4% in 1Q15 to 55.4% at the end of 2Q15. BCP Stand-alone, where the de-dollarization plan required by BCRP is being applied, posted a high level of compliance given that the total portfolio in FC subject to the plan had fallen 21% by the end of June (vs. the goal to reduce it by 5%), while the Mortgage and Car loans contracted 19% (vs. the goal to reduce it by 10%).

The funding cost at Credicorp and BCP Stand-alone remained at low levels, posting only slight growth QoQ (+3 bps and +8 bps, respectively). This was basically the result of an increase in the use of BCRP instruments (+25.8% QoQ), that allowed us to improve our long-term funding position, with tenure between two and four years, at a low cost. These instruments accompanied the expansion and conversion of LC and FC loans, respectively.

The loan to deposit ratio (L/D) at Credicorp remained stable QoQ while BCP Stand-alone’s ratio increased 100 bps QoQ. In BCP Stand-alone’s case, the LC L/D ratio was situated at 134.7%, which represented an increase of +1,540 bps QoQ; and the FC L/D ratio was situated at 82.1%, which indicates a reduction of -1,040 bps QoQ. The evolution of the LC ratio does not represent a risky situation but reflects the improvement in the composition of funding after increasing the share of more stable and long-term funds, such as BCRP instruments. Moreover, these instruments replaced Time deposits, which have an average tenure of 180 days, carry higher cost, and are less stable.

Net provisions for loan losses fell -14% QoQ, which was mainly attributable to an improvement in the risk quality of new vintages at BCP. In this context, the cost of risk registered its lowest level in 2 years, situating at 2.07% at the end of 2Q15. The PDL and NPL ratios deteriorated primarily due to the impact of (i) the maturity of the refinanced loan portfolio; (ii) high levels of collateral in some segments, which impedes writing-off debt even the loan is provisioned, because a legal process is required; and (iii) the low level of origination of post-adjustment vintages. The Coverage of PDLs and NPLs remained at good levels, situating at 159.2% and 121.9% respectively.

Non-financial income fell -13.5% QoQ, this was basically the effect of non-recurring income that was registered last quarter due to the joint venture between the Grupo Pacífico and Banmédica in the health business. The YoY evolution of this income shows an increase of +9.4%, which was in line with expectations. It is important to note that fee income, which is core non-financial income, grew +5.2% QoQ and +17.8% YoY. This recovery attenuated the contraction in other lines of non-financial income.

Net earned premiums increased +5.6% QoQ. This was mainly due to an increase in premium turnover in the property and casualty (P&C) business, and in traditional P&C and private health insurance in particular. Net claims rose +10.8% QoQ due to an increase in direct claims in both, the P&C and life insurance businesses. In P&C, the loss ratio rose primarily due to two corporate claims in the marine hulls segment. Nevertheless, the aforementioned was lessened by lower claims in private health and car insurance, which was attributable to recent initiatives to improve the profitability of both businesses. The acquisition cost fell -7.5% QoQ, mainly due to a decrease in fees paid and the fact that the P&C business reported a lower net underwriting expense. In this context, the underwriting result grew +11.7% QoQ.

In terms of operating efficiency, the efficiency ratio was situated at 41.6%. This was slightly above the figure reported in 1Q15 (40.7%) but was in line with expectations. The aforementioned, was attributable to an increase in administrative and general expenses, which was associated mainly with seasonality in 1Q. In YoY terms, operating expenses rose only +2.8% due to the Efficiency program that has been underway since 2014, which led to a -230 bps drop in the efficiency ratio YoY.

Finally, with regard to capital, Credicorp maintained a comfortable level of capitalization that at the end of 2Q15 represented 1.19 times the capital required by the Peruvian regulator. At BCP Stand-alone (in Peru GAAP), the ratios continued to be highly adequate and were above the regulatory limit with a BIS ratio of 14.38%, Tier 1 of 9.62%, and, perhaps most noteworthy, a Tier 1 common equity increased to 8.38% vs. 7.87% in 1Q15.

Credicorp and subsidiaries

Earnings contribution	Quarter			% change				% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY	1H14	1H15	1H15 / 1H14
Banco de Crédito BCP (1)	422,951	579,135	605,642	4.6%	43.2%	889,879	1,184,777	33.1%
Mibanco (2)	31,925	39,784	46,517	16.9%	45.7%	31,925	86,301	170.3%
BCB (3)	19,016	14,326	11,167	-22.1%	-41.3%	34,497	25,493	-26.1%
Grupo Pacífico (4)	46,432	168,048	66,053	-60.7%	42.3%	84,349	234,101	177.5%
Atlantic Security Bank	80,071	19,734	30,445	54.3%	-62.0%	109,713	50,179	-54.3%
Prima	40,787	40,287	43,338	7.6%	6.3%	78,914	83,625	6.0%
Credicorp Capital (5)	12,105	17,402	16,692	-4.1%	37.9%	28,428	34,094	19.9%
Others (6)	(17,661)	(19,871)	(12,874)	-35.2%	-27.1%	55,528	(32,746)	-159.0%
Net income Credicorp	584,685	804,735	749,295	-6.9%	28.2%	1,246,810	1,554,030	24.6%

(1) Includes Banco de Crédito de Bolivia and Mibanco. 1Q15 figure does not include the gain on sale of BCI shares, as it is eliminated in the consolidation to Credicorp.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 96.9% of Mibanco (directly and indirectly). Consolidated results of Mibanco and Edyficar

(3) The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and indirectly).

(4) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.5% of Grupo Pacifico (directly and indirectly).

(5) Includes Credicorp Capital Limited and Credicorp Capital Perú.

(6) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

ROAE	Quarter
	2Q14	1Q15	2Q15	1H14	1H15
Banco de Crédito BCP(1)	19.9%	24.2%	24.0%	21.1%	23.6%
Mibanco (2)	14.8%	14.4%	16.5%	13.6%	15.4%
BCB	18.6%	11.9%	9.2%	17.0%	10.3%
Grupo Pacífico(3)	11.1%	36.4%	13.4%	10.2%	26.2%
Atlantic Security Bank	58.3%	12.7%	20.1%	41.5%	15.6%
Prima	34.8%	30.5%	35.7%	32.9%	32.0%
Credicorp Capital	7.3%	11.7%	12.0%	8.6%	11.5%
Others	-	-	-	-	-
Credicorp	18.9%	22.8%	20.7%	20.2%	21.6%
Recurring net income Credicorp	17.8%	19.9%	20.5%	18.7%	20.0%

(1) The ROAE including the gain on sale of BCI shares in 34.3% for 1Q15 and 23.8% para el 2Q15.

(2) The ROAE for 2Q14 and June 2014 does not considers Edyficar´s goodwill (US$50.7 Million). Calculations based on proforma figures.

(3) The ROAE without including the income for the JV with Banmédica is 12.6% for 1Q15.

This quarter, BCP posted a contribution of S/.605.6 million, which represented an increase of +4.6% QoQ and 43.2% YoY. The aforementioned led to a ROAE of 24.0%, which is similar to the figure registered in 1Q15. Better performance this quarter was due primarily to: (i) growth of +1.5% in NII, which was in line with the evolution of loans; (ii) the +3.3% QoQ increase in fee income and (iii) the -13.7% decline in net provisions, due to an improvement in the quality of risk associated with new vintages. In terms of operating efficiency, seasonality relative to administrative expenses in 1Q15 explains the 100 bps increase in the efficiency ratio, which rose from 42% in 1Q15 to 43% in 2Q15. In accumulated terms, BCP reported a contribution to Credicorp of S/.1,184.7 million, which represents growth of 62.4% with regard to 1H14. The aforementioned led to an ROAE of 23.6% in 1H15. This figure does not include the income generated by this subsidiary following a transfer of BCI shares to Credicorp.

Mibanco registered a net contribution to Credicorp of S/. 46.5 million and a ROAE of 16.5% at the end of 2Q15. These results represent a significant improvement of +16.9% QoQ and +45.7% YoY. In 2Q15, Mibanco registered a considerable contraction in operating expenses (-10.7% QoQ), which offset the decrease in NII, the growth in provisions; and the lower non-financial expenses. The drop in NII was due primarily to higher funding costs and a contraction in the portfolio that led to lower income from loan interest. This quarter, non-financial income fell -65.9% QoQ after the bank sold its portfolio of leasing products to BCP in the previous quarter. The loan book grew slightly (+0.6% QoQ); nevertheless, delinquency rose +9.0% QoQ given that pre-acquisition vintages matured. This led to an increase in the provisions for the PDL portfolio (+1.6% QoQ) and to a higher delinquency level, however both within the expected levels.

BCP Bolivia reported a contribution of S/.11.2 million, which represented a decrease of -22.1% QoQ. This was due primarily to an increase in operating expenses due to (i) a move to set aside a guaranty fund to promote home, social and productive loans; and (ii) a statutory salary increase corresponding to 2015. The aforementioned was offset by the growth in non-financial income. This was attributable to higher gains on foreign exchange transactions, which was in line with an increase in the volume of this type of operations. Finally, loans grew +7.4% QoQ. This allowed BCP Bolivia to achieve a market share of 10.3%, making it the fourth largest bank in the Bolivian financial system at the end of 2Q15.

ASB reported a contribution of S/.30.4 million, which represented an increase of +54.3% QoQ. This was due primarily to a net loss on investments in the trading portfolio, and to the fact that the provisions set aside in the first quarter were not required in 2Q15. The aforementioned led to an ROAE of 20.1%, which topped the 12.7% reported in 1Q15. It is important to note that the YoY decrease was due primarily as a result that in 2Q14 an non-recurring income was registered, because of reinsurance collections associated with losses incurred during the financial crisis in 2008.

Grupo Pacífico reported a contribution to Credicorp of S/.66 million in 2Q15, which led to a ROAE of 13.2%, higher than the recurring ROAE1 of 12.6% registered in 1Q15, which shows that the subsidiary is evolving favorably. In this context, the increase in the contribution generated by recurring business is due to (i) an improvement in the underwriting result, mainly in P&C, due to higher net premiums earned and a decrease in the acquisition cost, which offset higher claims; and ii) an increase in financial income primarily associated with the life insurance business. The aforementioned was reflected in the combined ratio (for the P&C business), that reached a level of 90.6% (92.8% in 1Q15 and 100.3% in 2Q14). On the other hand, the loss ratio increased QoQ from 56.6% to 58.8%, but was considerably lower than the 64.3% reported in 2Q14.

Prima AFP’s contribution to Credicorp in 2Q15 totaled S/.43.3 million. This represented an increase of 7.6% QoQ and +6.3% YoY and led to a ROAE level of 35.7% in 2Q15. Operating efficiency was situated at 44.0%, which topped the figure posted in 1Q15 (41.9%). This was primarily due to an increase in the administrative and sale expenses (+6.0% QoQ) due to seasonality effects, and because in 1Q15 a repayment related to expenses of the sales force was made. Prima AFP’s total funds under management were situated at S/. 39,004 million, representing a high market share, with 32 % of the total funds of the system.

Credicorp Capital reported a -4.0% decrease QoQ in its contribution to Credicorp, which was situated at S/.16.6 million. It is important to note that fee income increased +19.5% QoQ due to higher non-recurring income, which was attributable to Asset Management businesses in the three countries (Perú, Colombia y Chile). This helped offset (i) lower income from net gains on sales of securities (-50.9% QoQ), which was due mainly to losses on positions in Colombia in Government Bonds; and ii) lower income on foreign exchange transactions (-83.2%) due to the fact that in 1Q15, the Colombian Peso registered high volatility with regard to the US Dollar (-8.57% in 1Q15 vs 0.26% in 2Q15).

1 In 1Q15 Grupo Pacífico reported an non-recurring income due to the JV with Banmédica, which resulted in a ROAE of 36.4%.

1.	Interest-earning assets (IEA)

IEA grew +3.4% QoQ due mainly to a +13.4% QoQ expansion in funds in BCRP and other banks followed by a +2.3% increase QoQ in loans, the most profitable asset- which represent 64% of IEA. Additionally, average daily balances of loans reported better real growth than last quarter’s (+3% 2Q15 vs +2.4% 1Q15).

Interest earning assets	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
BCRP and other banks	19,305,206	21,767,800	24,746,182	13.7%	28.2%
Interbank funds	321,997	71,600	42,846	-40.2%	-86.7%
Trading securities	2,249,019	2,847,236	2,130,997	-25.2%	-5.2%
Investments available for sale	17,782,454	17,905,751	17,772,153	-0.7%	-0.1%
Investment held to maturity	1,760,576	2,640,261	2,970,260	12.5%	68.7%
Total loans	73,464,928	81,620,723	83,503,213	2.3%	13.7%
Total interest earning assets	114,884,180	126,853,371	131,165,651	3.4%	14.2%

1.1   Evolution of IEA

QoQ growth of +3.4% in IEA is mainly due to a +13.7% QoQ expansion in BCRP and other banks, which was in line with an increase in the use of BCRP instruments. The highest increase in the use of this type of instrument was seen in currency repos under the substitution and expansion schemes. Under both schemes, repo transactions generate restricted deposits in BCRP. In Credicorp’s case, these transactions were only conducted by BCP Stand-alone and Mibanco.

The increase in IEA was also attributable to growth in Credicorp’s total loans, which expanded +2.3% QoQ and 13.7% YoY in period-end balances and continued to be led by Wholesale Banking. In terms of real growth, quarter-end balances expanded +1.2% QoQ and +11.1% YoY, as expected. It should be noted that the second half of the year tends to present a better dynamic in terms of loan expansion given that during this period, the largest financing campaigns for Retail Banking and micro-lending are held.

In terms of average daily balances, which better reflect interest income generation, loans registered an increase of +3.8% QoQ and +17.2% YoY. It is important to note that expansion continued to be led by Wholesale Banking while Retail Banking, despite posting a higher growth rate YoY, registered a slightly lower rate QoQ than that posted in 1Q15. In terms of real growth, average daily balances expanded +3.0% QoQ and +11.3% YoY, which we will discuss in depth later in the report

Growth rates in quarter-end balances vs. average daily balances posted a significant difference due to the fact that various FC loans were amortized at quarter-end, which impact in a lesser extend the average daily balances in 2Q15.

The following tables highlight the main factors that led to QoQ and YoY expansion in average daily balances of loans:

Loan growth contribution QoQ

(In average daily balances)

Loan growth contribution YoY

(In average daily balances)

As is evident in the figure above, in 2Q15, 22% of the nominal growth in average daily balances was due to the effect of the appreciation of the US Dollar against the Nuevo Sol (+2.62% QoQ) on the loan portfolio denominated in FC, which represented 44.6% of total loans at the end of 2Q15. Average daily balances expanded +3% QoQ in real terms.

Overall, an analysis of growth in average daily balances reveals that:

i)	Wholesale Banking continued to lead growth in loans and accounted for +50.6% of the total expansion registered in 2Q15. Corporate Banking posted a higher increase than Middle-Market Banking, and mainly in LC loan book.

ii)	Retail Banking accounted for 21.1% of total nominal growth in loans, in line with increases in the Mortgage, Credit Card and SME-Business segments.

iii)	On-going and solid growth in the portfolios of ASB and BCP Bolivia represented 5.0% and 4.7% respectively of the total increase QoQ.

iv)	Mibanco’s portfolio contracted -3.4% QoQ given that it continues to show i) the effect of charge-offs, which were associated with the maturity of pre-acquisition vintages; and ii) lower growth in origination this year as the company focuses on integrating and implementing Edyficar’s business model. Nevertheless, it is important to note that in the last month of 2Q15 (June), slight loan growth was registered and reflected in period-end balances, which increased +0.6% QoQ.

Investments held to maturity increased +12.5% QoQ due to the effect of a larger position in Peruvian government bonds as well as to the reclassification of this type of instruments from Investments available for sale to Investments held to maturity portfolio. It is important tote that these transactions were conducted solely by BCP.

Trading securities dropped considerably (-25.2% QoQ) due to several sales and redemption transactions at Credicorp’s subsidiaries:

(i)	BCP reported one redemption and sale of CDs followed by the sale of a position in sovereign bonds and government bonds from abroad.

(ii)	The Mibanco subsidiary registered a sale of CDs.

(iii)	Credicorp Capital reported i) a trading securities sale, and ii) repurchase agreements (Credicorp Capital Colombia), which led part of the trading investment portfolio to be reclassified in the other assets line.

Investments available for sale registered slight decline -0.7% QoQ, which was due mainly to the reclassifications explained in investments held to maturity line.

1.2   Loan Portfolio of Credicorp

Credicorp’s portfolio posted an increase of +3.8% QoQ that was led by expansion in BCP Stand-alone, which represents 84% of the group’s portfolio. An analysis by currency shows that the LC portfolio was more dynamic. The increase of +17.2% YoY is proof of the strength of our banking business.

1.2.1 Loan evolution by segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS, in average daily balances
	(Expressed in million Nuevos Soles)					% Part. in Total
	2Q14	1Q15	2Q15	QoQ	YoY	loans - 2Q15
BCP Stand-alone	59,678	67,729	70,509	4.1%	18.1%	83.5%
Wholesale Banking	31,035	36,110	38,081	5.5%	22.7%	45.1%
Corporate	19,790	23,414	25,236	7.8%	27.5%	29.9%
Middle - Market	11,245	12,696	12,845	1.2%	14.2%	15.2%
Retail Banking	28,199	31,118	31,900	2.5%	13.1%	37.8%
SME - Business	2,517	3,237	3,408	5.3%	35.4%	4.0%
SME - Pyme	6,921	6,928	6,865	-0.9%	-0.8%	8.1%
Mortgage	10,247	11,332	11,625	2.6%	13.5%	13.8%
Consumer	5,555	6,120	6,258	2.3%	12.6%	7.4%
Credit Card	2,959	3,501	3,744	6.9%	26.5%	4.4%
Others (1)	444	501	528	5.4%	18.9%	0.6%
Mibanco (2)(3)	7,136	7,447	7,353	-1.3%	3.0%	8.7%
Bolivia	3,021	3,590	3,806	6.0%	26.0%	4.5%
ASB	2,144	2,519	2,726	8.2%	27.1%	3.2%

Total loans	71,980	81,285	84,394	3.8%	17.2%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) Includes Edyficar and Mibanco .

(3) 1Q15 figure differs from that reported last quarter. Please consider this report’s figure.

Source: BCP.

BCP Stand-alone reported an increase of +4.1% QoQ, which was led by the expansion registered in total loans in Corporate Banking (+7.8% QoQ) followed by an increase in the portfolio of the Mortgage, Credit Card and Business segments (+2.6%, +6.9% and +5.3% QoQ respectively).

The +5.5% QoQ expansion in BCP Stand-alone’s Wholesale Banking loan book was due to:

(i)	Excellent dynamism in Corporate Banking, which was mainly attributable to an increase in working capital and medium-long term financing, primarily in LC, which in turn led to growth of +16.9% QoQ in this portfolio. This offset the drop posted by the FC portfolio (-0.6% QoQ); and

(ii)	Middle-Market Banking loans expanded +1.2% QoQ. This expansion was led by growth in the LC portfolio (+18.2% QoQ), which was primarily attributable to an increase in medium-long term financing that offset the decrease in the FC portfolio (-9.9% QoQ).

The Retail Banking portfolio at BCP Stand-alone reported expansion of +2.5% QoQ. This was due mainly to loan growth in LC (+5.3% QoQ), which was in line with increases in the Mortgage, Credit Card and SME-Business segments. Variations by business segment within Retail Banking were due to:

(i)	The Mortgage segment increased +2.6% QoQ, mainly due to expansion in the LC portfolio (+4.2% QoQ), whose share of total loans in the Mortgage segment increased from 65% in 1Q15 to 67% in 2Q15. This was in line with the good results generated by efforts to de-dollarize this segment, given that almost 100% of the amount disbursed this quarter was generated in LC. The FC portfolio continued to fall (-6.6% QoQ) due to amortizations and pre-cancellations.

(ii)	The Credit Card segment expanded +6.9% QoQ. Once again, this evolution was attributable to the +7.1% QoQ increase in the LC portfolio. The SME-Business segment registered growth of +5.3% QoQ that was led by an expansion in the LC portfolio (+26.2% QoQ). The aforementioned is in line with efforts to de-dollarize this portfolio, mainly in terms of clients exposed to FX risk on credit risk, and that represent a higher risk according to internal credit ratings. This period, FC loans expanded +9.6% QoQ. Nonetheless, this increase does not represent a substantial risk as explained later.

(iii)	The Consumer segment increased +2.3% QoQ, mainly due to an increase in the LC portfolio (+4.6% QoQ), which represents approximately 81% of total consumer loans, that helped offset a reduction in the FC portfolio (-8.6% QoQ).

(iv)	The SME-Pyme segment once again posted a slight decline of -0.9% QoQ that was mainly associated with debt payment of loans granted in the second half of 2014, and a decrease in the pace of origination. The latter was in line with the adjustments made to risk models, which are now more demanding and are expected to become increasingly so in a scenario of low economic growth.

BCP Bolivia continued to post good dynamism on the loan and registered growth of +6.0% QoQ in average daily balances and +7.4% QoQ in quarter-end balances. The aforementioned was in line with growth in the Wholesale Banking portfolio (+7.5% QoQ), which represented 60% of total growth this quarter that was due primarily to an increase in Corporate loans.

ASB reported growth of +8.2% QoQ in average daily balances and +4.6% in quarter-end balances. The difference in these growth levels was due primarily to the 2.62% QoQ appreciation in the US Dollar, which had a direct impact on the ASB portfolio that is denominated completely in FC (US Dollars).

Finally, Mibanco’s portfolio, measured in average daily balances, experienced a slight decline of -1.3% QoQ, but measured in period-end balances, increased +0.6% QoQ. This difference was primarily attributable to low origination during the first few months of 2Q15.

1.2.2   Loan evolution by currency

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% Part. by currency
	(Expressed in million Nuevos Soles)						(Expressed in million USD)				2Q15
	2Q14	1Q15	2Q15	QoQ	YoY	2Q14	1Q15	2Q15	QoQ	YoY	LC	FC
BCP Stand-alone	30,815	36,434	40,017	9.8%	29.9%	10,345	10,072	9,670	-4.0%	-6.5%	56.8%	43.2%
Wholesale Banking	10,104	13,742	16,125	17.3%	59.6%	7,502	7,260	6,963	-4.1%	-7.2%	42.3%	57.7%
Corporate	6,763	9,362	10,947	16.9%	61.9%	4,669	4,561	4,532	-0.6%	-3.0%	43.4%	56.6%
Middle-Market	3,342	4,380	5,178	18.2%	55.0%	2,833	2,699	2,432	-9.9%	-14.2%	40.3%	59.7%
Retail Banking	20,549	22,561	23,751	5.3%	15.6%	2,742	2,711	2,584	-4.7%	-5.8%	74.5%	25.5%
SME - Business	782	1,026	1,294	26.2%	65.5%	622	612	670	9.6%	7.8%	38.0%	62.0%
SME - Pyme	6,200	6,245	6,255	0.2%	0.9%	259	261	193	-26.0%	-25.2%	91.1%	8.9%
Mortgage	6,536	7,326	7,796	6.4%	19.3%	1,330	1,300	1,214	-6.6%	-8.7%	67.1%	32.9%
Consumer	4,402	4,842	5,063	4.6%	15.0%	413	415	379	-8.6%	-8.3%	80.9%	19.1%
Credit Card	2,628	3,121	3,343	7.1%	27.2%	119	123	127	3.1%	7.2%	89.3%	10.7%
Others (1)	163	131	141	7.7%	-13.5%	101	100	123	22.5%	21.8%	26.6%	73.4%
Mibanco (2)(3)	6,539	6,990	6,715	-3.9%	2.7%	214	193	202	4.6%	-5.6%	91.3%	8.7%
Bolivia	-	-	-	-	-	1,083	1,165	1,207	3.6%	11.5%	-	100.0%
ASB	-	-	-	-	-	769	811	864	6.5%	12.5%	-	100.0%

Total loans	37,354	43,424	46,732	7.6%	25.1%	12,411	12,241	11,944	-2.4%	-3.8%	55.4%	44.6%
(1)	Includes Work out unit, and other banking.
(2)	Includes Edyficar and Mibanco.
(3)	1Q15 figure differs from that reported last quarter. Please consider this report’s figure.

Source: BCP.

In terms of the analysis by currency, it is important to note that on-going growth is evident in the LC portfolio, which expanded +7.6% QoQ. This expansion offset the decline in the FC portfolio (-2.4% QoQ), which was primarily seen in BCP Stand-alone.

LC loans increased their share of total loans, going from 53.4% in 1Q15 to 55.4% at the end of 2Q15. This reflects the efforts made to de-dollarize the portfolio, which have mainly been rolled out on two fronts: i) a program to manage the FC loan stock, where clients that are highly exposed to exchange rate shock have been prioritized; and ii) a series of measures that have been implemented in risk policies for origination. The second front has been the most important source of de-dollarization. In the case of converting FC loans to LC, the results in some cases, such as Mortgage and SME-Business, have not been significant given that the main reason for these clients to take loans in FC was the difference in rates between FC and LC loans (lower rates in FC), a situation that is still in play although the difference is currently much smaller (going from a difference of 400 bps to a maximum of 150 pbs to date).

It is important to explain some of the characteristics of the FC portfolios in the business lines that have the highest loan dollarization levels: Wholesale Banking, Mortgages and SME-Business.

(i)	The level of dollarization in Wholesale Banking (57.7% a Jun15) is attributable to financing that was given to clients that generate income in FC and as such, are not exposed to FX risk on credit risk. A considerable amount of loans taken in FC, due to lower interest rates (a decision that was reinforced by the appreciation of the Nuevo Sol until the beginning of 2013), have been converted to LC loans taking advantage of the low funding cost offered by BCRP.

(ii)	In the case of the Mortgage portfolio, it is important to note that the FC stock registers a very low LTV of approximately 51% (lower than the portfolio average of 58%) and disbursements since mid-2013 have been primarily in LC, reaching levels of 100% most months. Additionally, it is important to note that Mortgages constitute long-term loans where the difference in interest rates (lower rates in FC than in LC), which was also the main reason for taking a loan in FC, has reduced significantly but still exists (in some cases reaching 150 bps) and as such, a significant number of clients have rejected the proposal to convert their debt to LC loans.

(iii)	In the case of SME-Business, the current level of dollarization also represents a limited risk given that: a) a significant percentage of the FC stock corresponds to clients that generate income in FC; b) the loans have very short term (no more than 90 days), which means that clients continue to take advantage of the lower rates offered in FC given that in a scenario of a significant devaluation at a high speed, these loans can be quickly converted; c) it is important to note the high level of collateral (70% approximately), mainly real estate; and lastly d) 81% of the FC stock corresponds to clients with a good risk profile that fall within the organization risk appetite for this segment.

YoY evolution of dollarization by segment (1)

The analysis of the YoY evolution of dollarization by segment, measured in average daily balances in the figure above, shows that the majority of segments that make up BCP’s portfolio have continued to de-dollarize. De-dollarization in Wholesale Banking and in Corporate Banking in particular, was noteworthy this quarter.

The most highly dollarized segments in Retail Banking (Business and Mortgage) registered more significant levels of de-dollarization.

1.2.3   BCRP loan de-dollarization plan at BCP Stand-alone

BCRP defined de-dollarization targets to be reached by the end of June 2015 and the end of December 2015 in two books: (i) the total FC portfolio with certain exceptions2; and (ii) the mortgage and car portfolios as a whole.

In the case of FC total loans, with the exceptions, the reduction target is calculated based on period-end balances (in Peru GAAP) as of September 2013. The reduction target for the joint portfolio of mortgage and car loans is calculated with period-end balances (in Peru GAAP) as of February 2013. However, compliance levels for both targets are calculated using average daily balances.

2 This total portfolio excludes loans for foreign trade and loans issues for more than 3 years for amounts that exceed US$10 million.

The following figures show the percentage of compliance at the end of June 2015:

Reduction target for total loans in FC - at the end of June 2015	Reduction target for “mortgage & car” loans in FC - at the end of June 2015 –

As seen above, BCP Stand-alone has achieved high levels of compliance on both loan portfolios subject to the de-dollarization program.

1.2.4   Market share in loans

Market share in Peru

Source: BCP

(1) As of June 2015.

(2) Mortgage segment includes Mibanco’s market share of 1% as of March 2015 and May 2015.

(3) Consumer segment includes Mibanco’s market share of 2.2% as of March 2015 and May 2015.

At the end of May 2015, BCP Stand-alone continued to lead the market with a share of 30.3%, which is significantly higher than the level posted by its closest competitor.

In this context, Wholesale Banking continued to lead the market and posted a slight increase in its market share in Middle-Market Banking, which went from 33.0% in March 2015 to 33.4% in June 2015. With regards to Corporate Banking, its market share posted a slight reduction from 46.1% in March 2015 to 44.5% in June 2015, mainly due to debt payments by clients in the last month of the quarter.

In Retail Banking, BCP continued to lead the market in almost every segment with the exception of SME-Business and Credit Cards, where is in second place. The bank also increased its market share in the SME-Business and Credit Card segments in March-May 2015.

Mibanco (including Edyficar) posted a slight drop in its market share in the Peruvian financial system, going from 3.2% (March 2015) to 3.1% (May 2015). If we analyze the SME-Pyme segment in Peru, Mibanco maintained its market share of 20.6%, March-May 2015.

Finally, BCP Bolivia held on to its market share QoQ (10.3% at the end of June 2015 and 10.4% at the end of March 2015), which situates the bank fourth in the Bolivian Financial System.

2.	Funding Sources

The funding cost 3 at Credicorp and BCP Stand-alone remained at low levels, posting only slight growth QoQ (+3 bps and +8 bps, respectively). This was basically the result of an increase in the use of BCRP instruments (+25.8% QoQ). The latter improved our long-term funding at a low cost, because of its tenure between two and four years. These instruments accompanied the expansion and conversion of LC and FC loans, respectively.

2.1   Funding Structure

Credicorp’s funding structure has allowed it to increase the share of long-term funding (funds with tenure higher than two years) and to keep a low cost of funds. Nevertheless, this has meant that the loan to deposit ratio shows an upward trend, which is due basically to an increase in the larger use of BCRP instruments, which represents a more stable funding source, as opposed to Time deposits (which have an average tenure of 180 days, carry higher cost and are less stable).

BAP - Funding structure and Cost

3 The funding cost is calculate using the following formula:

* It considers the average between the initial balance and the closing balance of total liabilities for the period.

As shown in the chart above, in a first stage BCRP instruments allowed a reduction of funding cost (2Q14 vs. 2Q13) by replacing mainly Bonds and subordinated debt, which are one of the most expensive funding sources, and in a lesser extend Due to banks and correspondents. In a second stage, the increaing use of BCRP instruments offset the reduction in deposits, mainly Time deposits, which in turn improved the stability and tenure of funding, and attenuated the increase in funding cost (2T15 vs. 2T14).

Nevertheless, it is important to note that deposits still represent the main funding source and that the ones with zero or low cost (Non-interest bearing deposits, Demand deposits and Savings deposits) have balanced the increase in funding cost.

During the quarter, the share of BCRP instruments in Credicorp’s total funding increased from 1.1% at the end of 2Q14 to 7.8% at the end of 2Q15.

A similar scenario is evident if we analyze BCP Stand-alone, which represents approximately 78% of Credicorp’s total liabilities and accounts for 94% of the total BCRP instruments.

Mibanco is still in the process of aligning strategies. In 2Q15, it concentrated on obtaining funding sources with lower costs. Therefore, Mibanco has pre-paid debts with high financing costs and has sought out other sources of funding, such as BCRP instruments and Debt with other banks. The first option, pre-paying debts, implied higher costs but in the short term.

2.2   Deposits

Deposits	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Non-interest bearing deposits	19,669,034	21,498,770	23,707,385	10.3%	20.5%
Demand deposits	4,770,957	6,385,890	6,858,187	7.4%	43.7%
Saving deposits	19,033,712	22,368,542	21,934,964	-1.9%	15.2%
Time deposits	24,755,007	22,436,049	20,972,289	-6.5%	-15.3%
CTS deposits (1)	7,148,162	6,204,360	7,173,252	15.6%	0.4%
Interest payable	234,188	249,293	264,545	6.1%	13.0%
Total customer deposits	75,611,060	79,142,904	80,910,622	2.2%	7.0%

(1) Severance indemnity deposits.

Total deposits expanded +2.2 QoQ mainly due to the increase of +10.3% QoQ of Non-interest bearing deposits, followed by the growth of +15.6% and +7.4% QoQ of CTS deposits and Demand deposits, respectively.

The QoQ increase of Non-interest bearing and Demand deposits came mainly from FC deposits of Wholesale Banking clients. It is important to note that the expansion of these deposits (+20.5%YoY) was intensified by the US Dollar appreciation (+13.6% YoY), because approximately 65% of them are in FC. Thus, real growth was +11.0% YoY.

The QoQ evolution of CTS deposits was affected by the seasonality of these deposits every May when the first payment of the year is made (the next one is made in November). The latter, explains the increase in this component’s share of Credicorp’s total funding, which was generated mainly by BCP Stand-alone. Nevertheless, the YoY analysis shows that these deposits did not grow due primarily to the measures enacted by the Ministry of Economy of Peru, to drive economic growth in the short term, which allowed employees that have already accumulated four gross monthly salaries to have free access to any surplus in the CTS account.

Time deposits fell -6.5% QoQ. This was due to a decrease in deposits in BCP Stand-alone (mainly in FC) associated to both individuals and companies, followed by scheduled withdrawals by institutional clients at Mibanco. As it was explained before with regards to the increasing use of BCRP instruments, Time deposits decreased -15.3% YoY.

Savings deposits fell -1.9% QoQ due mainly to withdrawals, primarily from LC funds, in Mibanco and in BCP Stand-alone relative to both individuals and companies. These deposits expanded +15.2% YoY, as an effect of the appreciation of US Dollar.

Finally, it is important to note that growth in deposits was accentuated by the US Dollar’s appreciation against the Nuevo Sol given that 57.3% of Credicorp’s total deposits are denominated in this FC. In this context, real growth in total deposits was +0.7% QoQ and 0.8% YoY.

2.2.1   Market share in deposits

Market share in Peru

Source: BCP

(1) Demand deposits includes Mibanco’s market share of 0.2% at the end of June 2014, March 2015 and May 2015.

(2) Savings deposits includes Mibanco’s market share of 1.7% at the end of June 2014, 1.4% at the end of March 2015 and 1.3% at the end of May 2015.

(3) Time deposits includes Mibanco’s narket share of 5.3% at the end of June 2014, 5.1% at the end of March 2015 and 4.6% at the end of May 2015.

(4) CTS or Severance indemnity deposits includes Mibanco’s market share of 1.4% at the end of June 2014 and 1.2% at the end of March and May 2015

At the end of May 2015, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead the deposits market with a consolidated share of 32.4% (31% in LC deposits and 32% in FC). These results outpaced those of our closest competitor by more than 10%. These subsidiaries also maintained market leadership for different deposit types.

In terms of type of deposits, Savings and CTS deposits maintained its market share QoQ while Demand and Time deposits shares fell slightly QoQ. The evolution of Demand and Time deposits was in line with the organization’s strategy to focus on low-cost funding sources as discussed above.

BCP Bolivia continued to rank fifth in the Bolivian financial system with a market share of 10.5%.

2.2.2   Deposit dollarization

In 2Q15, Credicorp registered an increase in the FC deposits, in line with expansion in Demand deposits. As such, the deposit’s dollarization increased +300 bps QoQ

It is important to note that approximately 89% of total deposits are originated in Peru (BCP Stand-alone and Mibanco). BCP Stand-alone held 53% of its deposits in FC at the end of 2Q15.

BAP’s deposits dollarization(1)

BCP Stand-alone – Deposit dollarization*

* Average daily balances.

An analysis of the evolution of the four types of deposits in BCP Stand-alone, in terms of average daily balances, indicates that: (1) Time deposits have continued to de-dollarize and (2) CTS deposits’ currency mix remains stable. Nevertheless, shorter duration deposits such as Demand and Savings deposits reported a higher dollarization, which is in line with the depreciation of the Nuevo Sol (+2.62% QoQ).

2.3   Other funding sources

Other funding sources	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Due to banks and correspondents	10,435,500	9,936,209	9,180,228	-7.6%	-12.0%
BCRP instruments	1,223,753	7,956,780	10,012,756	25.8%	718.2%
Bonds and subordinated debt	14,910,646	15,560,444	15,601,653	0.3%	4.6%
Other liabilities (1)	11,326,947	13,458,895	12,128,489	-9.9%	7.1%
Total	37,896,846	46,912,328	46,923,126	0.0%	23.8%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

Other funding sources remained stable QoQ, since the increase in BCRP instruments (+25.8% QoQ) was offset by the reduction in the Other liabilities (-9.9% QoQ) and in Due to banks and correspondents (-7.6% QoQ).

The increase in the level of BCRP instruments was due to more repo transactions in 2Q15 at both BCP Stand-alone and Mibanco. It is important to note that BCRP increased the supply of this instrument in 2Q15 to maintain liquidity in LC. BCRP not only increased the volume of these instruments but also improved its conditions, mainly in terms of duration. Initially, repos were short-term transactions (less than a year), now they are mid-term (between one and four years). BCRP instruments have increased their share from 1.1% at the end of 2Q14 to 6.3% in 1Q15 and 7.8% at the end of 2Q15 at the Credicorp level.

Bonds and subordinated debt rose slightly QoQ (+0.3%) due to growth in this line at BCP Stand-alone, which in turn was the result of the appreciation of the US Dollar, because 85.8% of this funding is denominated in FC. The aforementioned was offset by a decrease of this funding source at Mibanco, as a result of the repayment of these liabilities.

The decrease in the level of Other liabilities (-9.9% QoQ) was due mainly to: (i) lower level of dividends payable to shareholders for the financial year 2014, which were paid in May 2015, according to the agreement reached at the Annual General Meeting of Shareholders at the end of 1Q15; and (ii) a decrease in provisions for taxes payable for the financial year 2014 that were paid in April 2015.

The Due to Banks and Correspondents line fell -7.6% QoQ, mainly due to the evolution of this line at BCP Stand-alone. The aforementioned offset the slightly increase in the level of due to banks and correspondents at Mibanco, associated with the strategy to seek on lower-cost funding sources.

In the YoY analysis, there was a significant increase in Due to banks and correspondents (+64.6% YoY). This was in line with an increase in the level of BCRP Instruments as alternative funding sources, mainly at BCP.

2.4   Loan/Deposits (L/D)

Loan / Deposit ratio by subsidiary and currency type

Loans

 Deposit

Total	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	BAP
2Q14	98.3%	127.9%	76.2%	53.6%	97.2%
1Q15	105.7%	143.9%	75.1%	55.1%	103.1%
2Q15	106.7%	150.6%	72.3%	55.9%	103.2%

LC	BCP Stand-alone	Mibanco
2Q14	98.9%	139.4%
1Q15	119.3%	166.1%
2Q15	134.7%	181.7%

FC	BCP Stand-alone	Mibanco
2Q14	97.7%	65.6%
1Q15	92.5%	43.4%
2Q15	82.1%	34.8%

The loan/deposit ratio (L/D) at Credicorp remained stable QoQ while BCP Stand-alone’s ratio increased 100 bps QoQ. In BCP Stand-alone’s case, the LC L/D ratio grew +1,540 bps QoQ and the FC L/D ratio reduced -1,040 bps QoQ. The evolution of the LC L/D ratio does not represent a risky situation but reflects the improvement in the composition of funding after increasing the share of more stable and long-term funds, such as BCRP Instruments. Moreover, these instruments replaced Time deposits, which have an average tenure of 180 days, carry higher cost, and are less stable.

Credicorp’s L/D ratio shows an increase of +600 bps YoY, which was in line with the larger use of BCRP Instruments that accompanied loan growth, primarily in LC.

The total L/D ratio for BCP Stand-alone was situated at 106.7% at the end of 2Q15. This represented a +100 bps increase vs. the level reported in 1Q15 (105.7%). The aforementioned is in line with Credicorp’s L/D evolution, since BCP represents 83.5% and 81.7% of total loans and deposits, respectively.

Mibanco’s L/D ratio increased +670 bps despite low loan growth (+0.6% QoQ), which was due to the fact that this institution’s focus has been on ensuring the integration and adequate application of the Edyficar model. The aforementioned was exacerbated by a decrease in deposits QoQ (-3.9%). Mibanco has also increased the use of BCRP instruments as a funding source. It is important to note that the analysis of the L/D ratio by currency type at Mibanco shows the same trend observed in BCP Stand-alone: an increase in LC vs. a downward trend in FC.

BCP Bolivia has maintained a downward trend in its total L/D ratio. The QoQ evolution is in line with the increase in Time deposits, as a result of campaigns instituted to accompany loan growth.

2.5   Funding Cost

Credicorp’s funding cost increased only +3 bps QoQ and +4 bps YoY due primarily to a slight expansion of this ratio at its subsidiary level: BCP Stand-alone and Mibanco, and to a lesser extent, at ASB. The increase at BCP and Mibanco was a result of a large use of BCRP instruments (+25.8% QoQ), that allowed the improvement of our long-term funding position, with tenure between two and four years, at a low cost.

Funding cost by subsidiary

	BCP Stand-alone	Mibanco*	BCP Bolivia	ASB	Credicorp(1)
Funding cost 2Q14	1.81%	4.42%	1.63%	2.23%	1.91%
Funding cost 1Q15	1.80%	4.21%	2.09%	2.30%	1.92%
Funding cost 2Q15	1.88%	4.31%	2.06%	2.33%	1.95%

*1Q15 M ibanco’s funding cost difers from the previously published. Consider figures presented on this report.

(1) Includes banking business results, other subsidiaries and consolidation adjustments.

BCP Stand-alone’ funding cost expanded +8 bps QoQ, since the increase in interest expenses was higher than the increase in the average of total liabilities. Growth in interest expenses was due to i) an increase in the use of BCRP instruments; and ii) a seasonal increase in CTS deposits, mainly in LC. The latter mitigated a lower interest expense from Time deposits, mainly in FC (approximately 200 bps lower cost than that in LC). It is important to note that BCP continues to be the largest contributor to Credicorp, accounting for approximately 75% of interest expenses and 78% of total liabilities.

Mibanco’s funding cost was 4.31% in 2Q15, which was +10 bps above 1Q15 level but -11 bps below the YoY figure. The QoQ result was due primarily to a decrease in the liabilities’ average, which was in line with a drop in deposits that in turn elevated the slight increase in interest expenses.

2.6   Mutual Funds

Mutual funds		Quarter		% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Mutual funds in Peru	6,785,892	7,856,447	8,253,621	5.1%	21.6%
Mutual funds in Bolivia	194,897	351,087	407,848	16.2%	109.3%
Total mutual funds	6,980,789	8,207,534	8,661,468	5.5%	24.1%

Mutual funds in Credicorp Capital Peru grew +5.1% QoQ and continued to lead the market with a share to 41.4% at the end of 2Q15 (in terms of funds under management). This is in line with an increase in the fund level and in affiliates in the system, which was attributable to client capture campaigns in higher income segments at the end of March 2015.

Funds under management at Credifondo Bolivia have grown at a solid rate since 4Q14, when commercial agreements were signed with strategic clients. In 2Q15, FuMs posted growth of +16.2% with regard to the previous quarter. This allowed the company to increase its market share from 11.7% in 1Q15 to 12.6% in 2Q15 while maintaining its position as the system’s fourth largest player. It is important to note that growth in funds under management was achieved with the same level of clients QoQ, who made larger investments in Credifondo Bolivia. In this context, the increase of approximately 300 bps QoQ was due to an appreciation of the US Dollar against the Nuevo Sol.

3.	Portfolio quality and Provisions for loan losses

Net provisions for loan losses fell -14% QoQ, which was mainly attributable to an improvement in the risk quality of new vintages at BCP stand-alone. In this context, the cost of risk registered its lowest level in 2 years, situating at 2.07% at the end of 2Q15. The PDL and NPL ratios deteriorated primarily due to the impact of (i) the maturity of the refinanced portfolio; (ii) high levels of collateral in some segments, which impedes writing-off debt even if provisions are set aside; and (iii) low loan growth this quarter.

Portfolio quality and Provisions for loan losses		Quarter		% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Provisions	(527,231)	(624,264)	(492,770)	-21.1%	-6.5%
Loan loss recoveries	46,500	122,127	61,008	-50.0%	31.2%
Net provisions for loan losses	(480,731)	(502,137)	(431,762)	-14.0%	-10.2%
Cost of risk (1)	2.62%	2.46%	2.07%	-39 pbs	-55 pbs
Net Provisions / Net interest income	29.8%	28.3%	23.5%	-480 pbs	-630 pbs
Total loans	73,464,928	81,620,723	83,503,213	2.3%	13.7%
Reserve for loan losses (RLL)	3,072,244	3,466,341	3,622,632	4.5%	17.9%
Charge-offs	269,330	371,580	353,690	-4.8%	31.3%
Past due loans (PDL)	1,940,155	2,107,829	2,275,380	7.9%	17.3%
Refinanced loans	486,624	669,847	695,539	3.8%	42.9%
Non-performing loans (NPLs)	2,426,779	2,777,676	2,970,919	7.0%	22.4%
PDL ratio over 90 days	1.63%	1.83%	1.96%
PDL ratio	2.64%	2.58%	2.72%
NPL ratio	3.30%	3.40%	3.56%
Coverage ratio of PDLs	158.4%	164.5%	159.2%
Coverage ratio of NPLs	126.6%	124.8%	121.9%

(1) Annualized net provisions / Total loans.

Portfolio quality & Cost of risk

3.1   Provisions for loan losses

Net provisions for loan losses fell -14% QoQ to situate at S/.431.8 million in 2Q15 (vs. S/.502.1 million in 1Q15 and S/.480.7 in 2Q14). The aforementioned was primarily due to lower provision levels at BCP, which was in turn attributable to:

i)	Improvements in risk quality for new vintages in the Retail Banking portfolio after the adjustments made to the risk models in different segments; and

ii)	A significant reduction in provisions for Wholesale Banking given that in 1Q15, provisions were set aside due to a deterioration of the debt capacity of a limited number of borrowers in Corporate Banking in the Gas and Hydrocarbons sector and of clients in the Construction sector that are linked to companies under investigation in Brazil.

The cost of risk (ratio of annualized net provisions for loan losses over total loans) posted a decreased of 39 bps, which was due primarily to a drop in net provisions (-14% QoQ) while total loans grew +2.3% QoQ. The 2.07% reported in 2Q15 represented the lowest level registered in the last two years after the acquisition of Mibanco, and the deterioration in the SME-Pyme portfolio in 2014. This scenario repeats itself if we analyze the ratio of annualized net provisions/net interest income which fell -450 bps, primarily due to the fact that NII growth (+2.6% QoQ) was higher than net provisions.

Reserve for loan losses increased +4.5% QoQ due to the provisions that were generated at BCP this quarter. The situation was further exacerbated by a decrease in the level of charge-offs reported this quarter.

The coverage of PDLs fell slightly QoQ, which was in line with a higher level of growth in the PDL portfolio (+7.9% QoQ) than in the reserve for loan losses (+4.5% QoQ). A YoY analysis shows that the coverage level for the PDL portfolio improved and was situated at 159.2% at the end of 2Q15 vs. 158.4% at the end of 2Q14. This was in line with lower growth in PDL in comparison to the increase in the reserve for loan losses.

The coverage of NPLs also fell, going from 124.8% at the end of 1Q15 to 121.9% at the end of 2Q15. This was due to the fact that growth in the NPL portfolio (+7.0% TaT) outpaced growth in the reserve for loan losses (+4.5% QoQ). A YoY analysis indicates the coverage ratio for the NPL portfolio fell -470 bps given that expansion in the NPL portfolio was greater than the increase in the reserve for loan losses, which was due to continuous refinancing campaigns in the SME-Pyme, Credit Card, Consumer and SME-Business segments in the second half of 2014.

3.2   Portfolio Quality

The PDL ratio deteriorated 14 bps QoQ to situate at 2.72% in 2Q15. This was due to the fact that the PDL portfolio posted a larger increase (+7.9% QoQ) than total loans (+2.3% QoQ). As expected, the variation in the PDL portfolio was due primarily to Mibanco, where the portfolio continues to mature. The PDL portfolio was affected, to a lesser extent, by the maturity cycle of refinanced loans in the SME-Pyme portfolio, which also posted low loan growth. Growth is expected to improve in the second half of 2015.

The PDL ratio over 90 days reported an increase of +13 bps QoQ and situated at 1.96% at the end of 2Q15. The YoY ratio increased +33 bps (1.63% in 2Q14).

The NPL portfolio (which includes refinanced loans) increased +7.0% QoQ vs. 4.6% QoQ in 1Q15. This led to an NPL ratio of 3.56% in 2Q15, which topped the 3.40% recorded in 1Q15 and the 3.30% registered in 2Q14. The aforementioned reflects the on-going refinancing campaigns that were conducted since the beginning of 2015; and the slow pace of growth of total loans.

The following table shows the evolution of the PDL ratio by business and product:

PDL ratio by segment

(i)	The PDL ratio of the Wholesale Banking portfolio remains very low despite a slight increase of only +2 bps QoQ, after some isolated cases entered the PDL portfolio this quarter, which were regularized at the beginning of July.

(ii)	BCP Bolivia registered a slight decrease in its PDL ratio at the end of 2Q15 to situate at 1.60%. The decrease was due primarily to the fact that loan growth in this segment outpaced the slight expansion registered in the PDL portfolio. With regards to the increase in the PDL ratio of 1Q15 due to SME-Pyme and Consumer loans, the situation is under control and has improved, which helped to reduce the PDL ratio in 2Q15. It should be noted that BCP Bolivia’s PDL ratio falls below that of the Bolivian financial system, which is situated at 1.79%.

An analysis of the evolution of delinquency by line and product within Retail Banking shows that:

SME-Business – Portfolio quality and Cost of risk

(iii)	The SME-Business portfolio registered an increase in its PDL ratio, which was situated at 4.96% at the end of 2Q15. It is important to note that the increase in this ratio over the last few periods was due to the impact of isolated cases that entered the PDL portfolio, and it is not related to the level of dollarization of the portfolio in a scenario of devaluation of the Nuevo Sol. Furthermore, these clients have a high coverage level due to the collateral in place (real state).

Although measures have been taken to de-dollarize this portfolio, the current level reflects, to a large extent, the profile of clients that post mixed sales in terms of currency or operate in US Dollars and, to a lesser extent, short term loans that do not represent a high risk (which was explained in greater detail in the section on loan dollarization).

This quarter also registered a slower pace of growth in the PDL portfolio. This reflects a higher concentration of loans in clients with a low risk profile after several commercial initiatives were implemented.

It is important to note that the cost of risk is low and is situated at a level that is close to that of Wholesale Banking.

SME - Pyme – Portfolio quality and Cost of risk

(iv)	In the SME-Pyme portfolio, the cost of risk registered a downward trend from the second half of 2014 and on, after the adjustments made to the business model. The aforementioned was due to an improvement in the risk quality of post-adjustment vintages, which in turn led to lower level for provisions for loan losses.

The aforementioned improvement is not evident in the PDL and NPL ratios due, in large part, to the effect of three factors:

a.	The maturity cycle of refinanced loans that were granted in the second half of 2014 given that the effectiveness of refinancing campaigns for this type of business is very low. For this reason, from 1Q15 and on (after a 6-month grace period), the PDL portfolio registered a number of re-entries of non-viable clients.

b.	The collateral level (mainly real state) in this segment was situated at approximately 55%, which means that a large portion of the debt cannot be written-off even when provisions have been set aside (approximately after the 150th day of delinquency) given that a legal process, which takes an average of 4 years, must be initiated to liquidate the collateral. This dilutes the effect of an improvement in the risk quality of new vintages.

c.	Slight growth in loans registered during the period, which reflects: i) the fact that stricter risk policies were implemented for this segment, and ii) seasonality in 2Q15 in terms of origination and amortization of loans.

The early delinquency indicator excludes PDLs with less than 60 days overdue (which are volatile but register a high recovery ratio) and those that have been delinquent for more than 150 days (which have been provisioned but cannot be written-off due to the existence of collateral, as explained above). An analysis of early delinquency reveals an improvement in the SME-Pyme segment given that the risk profile of vintages generated with the new business model is better. From 1Q13 to 2Q14, deterioration is associated with the maturity of pre-adjustment vintages. It is important to note two aspects that have improved with the main measures that have been implemented, whose most significant adjustments were made in November 2013 and November 2014:

a.	Since 4Q14, we have seen an improving trend where the YoY analysis is the most appropriate given the seasonality of the business (as it is evident in the evolution of loan outstanding balance, which grows primarily in the second half of every year). As such, early delinquency every quarter, from 4Q14 and on, posted lower levels than those registered for comparable quarters the year before. The improvement is slightly attenuated by the slow pace of origination due to stricter admission risk policies, and the fact that economic growth has decelerated. In this context, early delinquency in 4Q14 fell 30 bps with regard to 4Q13; dropped 46 bps in 1Q15 vs. 1Q14; and declined 35 bps in 2Q15 vs. 2Q14.

b.	The cost of risk, which must also be analyzed YoY, also registered an improvement that was much more noteworthy than that of early delinquency, in particular from 4Q14 and on. In 4Q14 and 1Q15, the decline was approximately 100 bps every quarter while the cost of risk in 2Q15 fell 126 bps with regard to 2Q14’s.

Mortgage – Portfolio quality and Cost of risk

(v)	The Mortgage portfolio posted an increase in its PDL ratio, which situated at 1.88% in 2Q15 (vs. 1.79% in 1Q15). This was due primarily to the maturity cycle (between 3 to 4 years) of Mivivienda loans[4], whose share of total mortgage loans was situated at 15% at the end of the quarter.

Similar to loans in the SME-Pyme segment, mortgage loans are backed by a collateral that requires a legal process for its foreclosure, which means that effects of the better risk-profile of new vintages are also diluted by the stock that is following a foreclosure process, an thus affects PDL and NPL ratios. If we analyze the evolution of early delinquency, it is evident that it hit its peak in 3Q14 but after, maintained lower levels despite posting a slight increase last quarter, which was mainly attributable to a decrease in loan growth (+2.2% in 2Q15) with regard to the pace registered in 1Q15 (+3.5%).

The cost of risk for this segment is extremely low, but still shows a degree of volatility. Nonetheless, a lower level is evident in the YoY comparison.

4 MiVivienda program grants mortgage loans that are backed by the Peruvian government. In 2014, a new MiVivienda loan was launched with better conditions to ensure higher levels of compliance.

Consumer – Portfolio quality and Cost of risk

(vi)	In the Consumer portfolio, the cost of risk fell significantly YoY (-103 bps) after taking control of the problem caused by the change in the calculation of the minimum credit card payment, which affected this segment due to clients that have both products (Consumer and Credit Card). It is important to note that at the end of the quarter, this indicator posted a level that was even lower than that registered two years ago.

The PDL ratio evolved favorably from 3Q14 to 1Q15 due to debt refinancing. The latter was reflected in the trend of the NPL ratio (that includes refinancing), which continued to growth, with the exception of 1Q15, when loan growth was relatively high due to a portfolio purchase. Nevertheless, when we analyze the evolution of early delinquency, primarily in YoY terms, we see an improvement in the ratio that was attributable to an improvement in the risk quality of new vintages.

Credit Card – Portfolio quality and Cost of risk

(vii)	The PDL ratio in the Credit Card segment remained stable QoQ and situated at 4.12% at the end of 2Q15. It is important to note this ratio’s downward trend after hitting a peak in 1Q14 given that measures were taken to control delinquency generated by the change in the calculation of the minimum payment in October 2013, mainly by refinancing debt to allow clients to adjust to a new level of debt service. Delinquency indicators at the end of 2Q15 also posted lower levels than those registered two years ago.

The cost of risk may have increased in the last few quarters but remains, nonetheless, within the range of the bank’s risk appetite and is in line with the segment’s profitability levels. QoQ increase was primarily related to higher delinquency of our clients with other institutions.

Mibanco – Portfolio quality and Cost of risk5

(viii)	Mibanco’s PDL ratio increased +50 bps, which was in line with expectations, and situated at 6.50% at the end of 2Q15 vs. 6% at the end of 1Q14. This was due primarily to the maturity cycle of pre-adquisition vintages. The aforementioned was accentuated by the low QoQ increase in loans that in turns reflects the clean-up process and the low origination in the middle of the merger.

It is important to note that the cost of risk is lower than previous quarters’ where provisions were required to align the coverage ratios at Mibanco with Credicorp’s standards.

5 Mibancos’ cost of risk is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

4.	Net Interest Income (NII)

Credicorp’s NII grew +2.9% QoQ and +14.1% YoY due primarily to higher interest income on loans. Nevertheless, the QoQ expansion in interest earning assets (+3.5%) led NIM to fall slightly QoQ from 5.73 % at the end of 1Q15 to 5.70% in 2Q15. It is important to look at NIM after net provisions, particularly YoY, which posted an increase of +38 bps.

Net interest income	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Interest income	2,148,020	2,377,217	2,457,520	3.4%	14.4%
Interest on loans	1,930,851	2,077,123	2,123,643	2.2%	10.0%
Interest and dividends on investments	8,050	18,538	30,348	63.7%	277.0%
Interest on deposits with banks	15,083	7,615	11,030	44.8%	-26.9%
Interest on trading securities	186,773	218,722	223,094	2.0%	19.4%
Other interest income (1)	7,263	55,219	69,405	25.7%	855.6%
Interest expense	537,520	591,855	620,320	4.8%	15.4%
Interest on deposits	211,730	208,817	209,408	0.3%	-1.1%
Interest on borrowed funds	101,197	184,441	211,058	14.4%	108.6%
Interest on bonds and subordinated notes	176,700	177,792	180,087	1.3%	1.9%
Other interest expense	47,893	20,805	19,767	-5.0%	-58.7%
Net interest income	1,610,500	1,785,362	1,837,200	2.9%	14.1%
Average interest earning assets	113,550,764	124,593,161	129,009,511	3.5%	13.6%
Net interest margin (2)	5.67%	5.73%	5.70%	-3 bps	+3 bps
Net interest margin after provisions (2)	3.98%	4.12%	4.36%	+24 bps	+38 bps

(1)	1Q15’s figure differs from previously reported. Consider the data presented on this report.
(2)	Annualized.

4.1   Interest Income

Interest income increased +3.4% QoQ, which was due primarily to growth in interest income on loans (+2.2% QoQ), followed by higher income on derivatives, which is registered in the Other interest income line (+25.7% QoQ), and expansion in interest and dividends on investments (+63.7% QoQ).

The +2.2% QoQ growth reported for Interest income on loans was due to a +3.8% QoQ expansion in total loans measured in average daily balances, which was associated with an increase in the portfolio of:

(i)	BCP stand-alone - Wholesale Banking, mainly Corporate Banking (+7.8% QoQ), which was in line with portfolio growth in the first two months of 2Q15; and

(ii)	The Credit Card segment (+6.9% QoQ) at BCP stand-alone.

The aforementioned mitigated the decline in interest income generation at Mibanco (-1.2% QoQ), which was in line with a contraction of -1.3% QoQ in its average daily balances, as described above.

Growth in Other interest income (+25.7% QoQ) was attributable to net gains on forwards that correspond to transactions made with BCRP (currency swaps). These instruments provide funding in Nuevos Soles, which Credicorp covers with forwards made with private institutional clients (mainly foreign clients). Higher income from these currency swaps was due mainly to the long position, which generates gains from the appreciation of the US Dollar that are larger than the interest paid to obtain funds in Nuevos Soles. It is important to note that these instruments are used primarily by BCP, and are in line with BCRP’s monetary policy to reduce excess volatility in the exchange rate. It is important to note that BCRP established limits for the forwards business, which will begin to reduce the income generated by this business.

Interest and dividend income on investments increased +63.7% QoQ. This was primarily due to dividends on Credicorp’s investments. Additionally, Grupo Pacifico reported higher dividend income in April 2015.

Higher income from Interest on trading securities (+2% QoQ) came mainly from Grupo Pacífico that registered significant growth in interest income from its investments at its Life business, in particular fixed income instruments, that are related to its annuities business line.

An analysis of the YoY scenario indicates that interest income grew +14.4%, mainly due to (i) higher interest income from loans (+10.0%), which was basically attributable to +17.2% expansion YoY in Credicorp’s average daily balances; (ii) the increase in Other income, which was due to growth in investments in currency swaps with BCRP, which took place mainly in 1H15; and (iii) the increase in interest on trading securities.

4.2   Interest Expenses

Interest expenses increased +4.8% QoQ primarily as a result of higher expenses for Interest on borrowed funds (+14.4% QoQ). This was due to an increase in the level of BCRP instruments (+25.8% QoQ) to obtain the necessary funding in LC to support loan growth and that was mainly attributable to BCP and Mibanco.

Interest on bonds and subordinated notes grew slightly by +1.3% QoQ due to the appreciation of the US Dollar, as explained in section Funding – Other sources of funding. In real terms this line contracted QoQ.

Interest expenses on deposits remained stable QoQ (+0.3%), in line with the restructuring of liabilities in 2Q15 to favor nil and lower-cost funding. Thus, Non-interest bearing deposits expanded +10.3% QoQ and Time deposits decreased -6.5% QoQ; all of which resulted in lower interest expenses that offset the increase in interest expenses for CTS deposits, which grow every May.

An examination of the YoY scenario indicates that interest expenses increased +15.4%. This was primarily due to an increase in interest expenses related to the larger use of BCRP Instruments in 2015. The aforementioned was mitigated by the decrease in the Other interest expenses line, which was mainly due to lower expenses for derivative instruments.

4.3   Net Interest Margin (NIM)

Credicorp’s NIM6

6 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

Global NIM was situated at 5.70% in 2Q15, which was slightly lower than the figure reported in 1Q15 (5.73%). This was attributable to the higher growth in Wholesale Banking and Mortgage segment, which have smaller margins.

NIM on loans also showed a slight reduction (-2bps), in line with the explanation above.

NIM after net provisions showed growth of +22 bps QoQ. This was mainly attributable to a decrease in provisions, which incorporated higher requirements from few and isolated cases of Corporate Banking in 1Q15.

It is important to analyze NIM by subsidiary. The table below includes the interest margins for each of Credicorp’s main subsidiaries:

NIM Breakdown	BCP stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp(2)
NIM for 2Q14	4.96%	13.40%	5.01%	2.20%	5.67%
NIM for 1Q15(1)	5.06%	14.18%	4.59%	2.15%	5.73%
NIM for 2Q15	4.94%	14.16%	4.45%	2.19%	5.70%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) 1Q15 Mibancos’s NIM differ from the previously reported. Consider the data published on this report.

(2) Credicorp also includes Grupo Pacífico, Credicorp Capital, Prima, Grupo Crédito and eliminations for consolidation purposes.

The evolution of global NIM by subsidiary reflects that the decrease of -3 bps QoQ at Credicorp is primarily attributable to BCP stand-alone, which represents 69% of Credicorp’s net interest income, and posted a -12 bps decrease in its NIM QoQ. The aforementioned was due mainly to higher loan growth in lower margin segments, as Wholesale Banking (both Corporate and Middle) and Mortgage.

Mibanco’s NIM fell slightly (-2 bps QoQ) due to a decline in its net interest income, which was in line with the contraction of its loan book in terms of average daily balances.

5.	Non-Financial Income

Fee income, which is the main source of non-financial income, grew +5.2% QoQ and +17.8% YoY. This recovery helped offset the contraction in other lines of non-financial income. In this context, non-financial income fell -13.5% QoQ, which was due primarily to the fact that non-recurring income was reported last quarter generated by the joint venture between Grupo Pacífico and Banmédica. The YoY evolution reported growth of +9.4% due to an increase in fee income.

Non financial income	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Fee income, net	612,585	685,950	721,344	5.2%	17.8%
Net gain on foreign exchange transactions	140,839	200,446	168,285	-16.0%	19.5%
Net gain on sales of securities	56,103	24,886	20,744	-16.6%	-63.0%
Net gain from subsidiaries(1)	-	146,818	(228)	-100.2%	-
Other income (2)	64,104	46,582	45,189	-3.0%	-29.5%
Total non financial income	873,631	1,104,682	955,334	-13.5%	9.4%

(1) Mainly includes the JV between Grupo Pacífico and Banmédica.

(2)1Q15 figure differs from the previously reported. Consider the data published on this report.

Fee income, which is considered a core income, represented 76% of non-financial income, and posted growth of 5.2% QoQ. This was primarily due to an increase in income at BCP and, to a lesser extent, in Credicorp Capital. Combined, the increase at these businesses represented almost 92% of the growth generated this quarter, as shown in the following chart.

Composition of fee income in 2Q15

Fee income at BCP increased +3.4% QoQ, which was due primarily to: (i) the Credit Card segment, which was in line with +6.9% growth QoQ in average daily balances; and (ii) due to the increase of +4.6% QoQ in miscellaneous accounts due to more transactions in savings accounts, checking accounts, debit cards and others.

The following table includes a breakdown of fee income in the banking business:

Fee Income	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Miscellaneous accounts (1)	134,690	148,616	155,499	4.6%	15.4%
Credit cards (2)	63,168	56,476	65,090	15.3%	3.0%
Drafts and transfers	26,806	29,979	31,975	6.7%	19.3%
Personal loans (2)	18,802	27,006	24,138	-10.6%	28.4%
SME loans (2)	18,108	19,087	18,640	-2.3%	2.9%
Insurance (2)	15,299	17,191	18,425	7.2%	20.4%
Mortgage loans (2)	10,325	12,909	9,244	-28.4%	-10.5%
Off-balance sheet (3)	32,737	39,365	38,704	-1.7%	18.2%
Payments and collections (3)	75,718	87,617	90,507	3.3%	19.5%
Commercial loans (3)	13,610	14,790	16,871	14.1%	24.0%
Foreign trade (3)	9,612	10,528	10,484	-0.4%	9.1%
Corporate finance	19,197	11,135	10,804	-3.0%	-43.7%
ASB	5,278	6,627	7,195	8.6%	36.3%
Others (4)	39,937	38,306	39,542	3.2%	-1.0%
Total fee income	483,285	519,632	537,120	3.4%	11.1%

 (1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP.

Credicorp Capital, which represents 13% of the total fee income, registered higher income related to Asset management in the three countries (Perú, Chile and Colombia) in which it operates. This helped offset (i) a decrease in equity trading activity; and (ii) a drop in income from Corporate finance, in particular Structured Finance and M&A.

There was also a slight increase at Prima AFP, which represents 14% of income generation, in line with the nature of this business.

The fee income eliminations for consolidation, related to transactions between Credicorp’s subsidiaries, is registered in the Others account, and comes primarily from the Bancassurance business. These fees are generated through the banking subsidiaries (BCP and Mibanco) for the sale of Pacífico insurance products.

ASB registered an increase of +8.6% QoQ due to growth in the volume of services for asset management, fund custody and structured products.

The Net gain from subsidiaries, which comes from the JV between Grupo Pacífico and Banmédica for the health businesses. The result is composed of the following elements:

i)	A contribution of 50% of the net income generated by the corporate health insurance and medical services businesses that is now managed by Banmédica, which was equivalent to S/. 4.6 million;

ii)	A 50% deduction of the net income generated by the private health insurance given that Grupo Pacífico manages this business. The deduction in 2Q15 was S/. 3.2 million; and

iii)	An expense of S/. 1.6 million associated to the renegotiation of an affiliation contract with Johns Hopkins. For this year, the annual payment was higher than historically recorded. It is noteworthy that such payment is held annually during the month of May and that usually only accounts for 40 % of the expense recorded this quarter.

Net gains on foreign exchange transactions fell -16.0% QoQ, which was mainly due to lower gains on this type of transactions at BCP and Mibanco due to the dollarization program that increased the volume negotiated on this business. Additionally, the lower volatility in the exchange rate (in 2Q15, a variation of +2.62% QoQ was reported vs. +3.68% last quarter) drop to a smaller volume of these transactions in 2Q15. As discussed in the section on interest earning assets, Credicorp Capital registered lower gains due to less volatility in 2Q15 vs 1Q15 with regard to the US Dollar against the Colombian Peso (+8.57% in 1Q15 vs +0.26% in 2Q15). The YoY analysis registered an increase of +19.5% due to a fluctuation in the exchange rate for the US Dollar against the Nuevo Sol, and higher volume (depreciation of Nuevo Sol: +13.6% YoY).

Net gains on sale of securities fell -16.6% QoQ, due to positions taken in 1Q15, that did not registered the same level of gains this quarter.

6.	Insurance underwriting result

The insurance Underwriting result increased +11.7% QoQ, primarily due to the good performance in Property & Casualty7. In the YoY analysis, the -47.4% decrease is due mainly to i) the accounting effect8 of the joint venture with Banmédica and; to a lesser extent, ii) a decrease in the underwriting result posted by Life insurance business.

Insurance underwriting result	Quarter			% Change
S/.000	2Q14	1Q15	2Q15	QoQ	YoY
Net earned premiums	544,731	404,496	427,044	5.6%	-21.6%
Net claims	(356,355)	(237,205)	(262,848)	10.8%	-26.2%
Acquisition cost (1)	(84,211)	(118,294)	(109,453)	-7.5%	30.0%
Total Insurance underwriting result	104,165	48,997	54,743	11.7%	-47.4%

 (1) Includes net fees and underwriting expenses.

7 P&C includes car insurance, private health insurance and traditional property and casualty. The private health insurance is managed by Pacifico and for which Banmedica receives 50% of net earnings, due to the joint venture agreement.

8 The joint venture agreement with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) is registered as an investment in subsidiaries. Both businesses are managed by Banmedica, and Pacifico receives 50% of net earnings.

Total underwriting result by business

(S/. million)

In the QoQ analysis, the Underwriting result by business line was led by Property & Casualty due to an increase in net earned premiums and a decrease in the acquisition cost, which offset the higher net claims. The life insurance business posted a negative underwriting result due to an increase in the claims reserve, as we will explain later in the report. Nevertheless, it is important to explain that the main source of income of this business comes from financial income (interest on investments), which is not reflected in the underwriting result. In this context, the life insurance business posted an increase QoQ on its net income.

6.1   Net earned premiums

Net earned premiums by business

(S/. million)

Net earned premiums increased +5.6% QoQ mainly driven by the generation of earned premiums at P&C, specifically in the traditional P&C and private health insurance lines. Likewise, although to a lesser extent, net earned premiums increased in life insurance business. The latter was due to an improvement in the turnover in: (i) the Bancassurance business mainly attributable to Mibanco’s portfolio, and (ii) in individual life business9; followed by a decrease in the level of ceded premiums.

9 Life insurance for individuals.

6.2   Net claims

Net claims by business

(S/. million)

Net claims increased +10.8% QoQ, primarily in P&C, and, to a lesser extent, in the life insurance business. In the first business, the major claims rose as a result of two corporate claims, specifically in the marine hull segment. Nevertheless, the aforementioned was offset by i) lower claims in private health insurance and car insurance, in line with the recently implemented initiatives to improve profitability in both businesses.

Life insurance business registered higher net claims due to major reserves and, to a lesser extent, to direct claims. It is noteworthy that the major reserves are associated to i) recent award of one tranche of AFP SISCO10 and ii) a higher volume of premiums turnover.

6.3   Acquisition cost

Acquisition cost by Business

(S/. million)

The acquisition cost, which is composed of fees and net underwriting expenses11, fell -7.5% QoQ, mainly in the P&C business.

10 Disability and survivorship insurance.

11 Net underwriting expense = Underwriting Income + Underwriting expense.

7.	Operating expenses and efficiency

The efficiency ratio12 was situated at 41.6%, which was slightly higher than the figure posted in 1Q15. The aforementioned was attributable to higher administrative, general and tax expenses that were mainly associated with seasonality in 1Q. In YoY terms, operating expenses increased only +2.8% due to concerted efforts since 2014 to implement the Efficiency Program. In this context, the efficiency ratio fell -230 bps YoY.

Operating expenses		Quarter		% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Salaries and employees benefits	699,013	715,195	718,214	0.4%	2.7%
Administrative, general and tax expenses	485,342	431,167	481,985	11.8%	-0.7%
Depreciation and amortizacion	103,939	108,393	110,699	2.1%	6.5%
Other expenses	40,472	41,115	55,280	34.5%	36.6%
Total operating expenses	1,328,766	1,295,870	1,366,178	5.4%	2.8%
Reported efficiency ratio (1)	43.9%	40.8%	41.6%	+80 bps	-230 bps
Operating expenses / Total assets (2)	4.1%	3.6%	3.7%	+10 bps	-40 bps

 (1) (Operating expenses - Other expenses) / (Net interest income + Fee income + Gain on foreign exchange transactions + Net premiums earned + Gross margin from medical services).

(2) (Operating expenses - Other expenses) / Average of Total Assets. Average are calculated with period-beginning and period-ending balances.

Operating expense increased only +5.4% QoQ due to (i) growth in administrative, general and tax expenses, which was basically seasonal in nature; and (ii) the fact that the salaries and employees benefits line remained stable QoQ. This evolution is in line with the Efficiency Program implemented at BCP in 2014 to ensure efficient growth.

Administrative, general and tax expenses grew +11.8% QoQ, which was mainly due to the seasonal factor that affects this line every 1Q, when the lowest level of expenditure is reported. Expenses that increased QoQ included: rent, communications, taxes and contributions, and other minor expenses, as we will explain below.

Expenses for Salaries and employees benefits remained stable QoQ given that although the number of employees at Credicorp increased +1.9% QoQ (33,828 at the end of 2Q15 vs. 32,281 at the end of 1Q15), the bulk of new employees was registered at Mibanco. Nonetheless, Mibanco reduced its expenses for employee salaries and benefits given that in 1Q15, it registered one-time expenses related to the integration of Edyficar and Mibanco.

An analysis of operating expenses YoY (only +2.8%) shows that the evolution of these expenses was driven primarily by salaries and employee benefits, which was in line with business growth.

12 The efficiency ratio is calculated using the following formula:

The following table contains information on Administrative and general expenses:

Administrative and general expenses	Quarter						Change
S/. (000)	2Q14%		1Q15 (1)%		2Q15%		QoQ	YoY
Marketing	64,115	13%	55,374	13%	56,849	12%	2.7%	-11.3%
Taxes and contributions	49,665	10%	50,488	12%	56,091	12%	11.1%	12.9%
Insfrastructure	52,954	11%	53,526	12%	60,376	13%	12.8%	14.0%
Minor expenses	63,646	13%	54,644	13%	64,382	13%	17.8%	1.2%
Systems outsourcing	43,339	9%	45,597	11%	48,850	10%	7.1%	12.7%
Programs and systems	48,088	10%	44,668	10%	49,401	10%	10.6%	2.7%
Communications	27,420	6%	25,415	6%	26,720	6%	5.1%	-2.6%
Rent	39,334	8%	40,352	9%	42,233	9%	4.7%	7.4%
Consulting	30,892	6%	16,495	4%	26,066	5%	58.0%	-15.6%
Channels	43,995	9%	41,268	10%	43,797	9%	6.1%	-0.4%
Others(2)	21,894	5%	3,339	1%	7,221	1%	116.2%	-67.0%
Total administrative and general expenses	485,342	100%	431,167	100%	481,985	100%	11.8%	-0.7%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Others include ASB, BCP Bolivia, Grupo Crédito and eliminations for consolidation.

If we analyze the administrative and general expenses by expenditure type, it is important to note that the QoQ variation was due to:

(i)	An increase in the Infrastructure item (+12.8% QoQ), which was associated primarily with business development that required higher expenditures for campaigns and debit card;

(ii)	Expansion in the Consulting line (+58.0% QoQ), associated with specialized consultancies to manage retail businesses; and

(iii)	The increase in Taxes and contributions (+11.1% QoQ), which was mainly associated with higher expenses at BCP Bolivia after the regulating entity stipulated that 6% of net income (financial year 2014) must be set aside for a guaranty fund to promote productive loans and mortgages for low incoming housing.

The efficiency indicators show that both the expense/income ratio and the expense/asset ratio improved YoY. This was due to a decrease in expenditure after the Efficiency Program was implemented in 2014.

The following table contains a breakdown of the efficiency ratio reported (expense/income) by subsidiary:

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Credicorp Capital	Credicorp
2Q14	45.8%	59.0%	61.9%	22.8%	19.4%	43.1%	110.8%	43.9%
1Q15*	39.7%	60.2%	65.3%	21.7%	17.5%	41.9%	97.9%	40.8%
2Q15	41.8%	56.3%	74.3%	22.4%	17.6%	44.0%	114.5%	41.6%
Var. YoY	-400 bps	-270 bps	+1,240 bps	-40 bps	-180 bps	+90 bps	+370 bps	-230 bps
Var. QoQ	+210 bps	-390 bps	+900 bps	+70 bps	+10 bps	+210 bps	+1,660 bps	+80 bps

1H14	44.8%	58.2%	62.1%	22.1%	19.8%	42.3%	105.0%	42.4%
1H15	40.8%	58.4%	69.9%	22.0%	17.6%	42.9%	106.8%	41.2%
Var. 1H15 / 1H14	-400 bps	+20 bps	+780 bps	-10 bps	-280 bps	+60 bps	+180 bps	-120 bps

* ASB, Grupo Pacífico and Credicorp Capital efficiency ratios differ from the previously reported. Consider the data published on this report.

The efficiency ratio was situated at 41.6% at the end of 2Q15, which was +80 bps higher than the 40.8% reported in 1Q15 and -230 bps below 2Q14’s level. This evolution was due to:

(i)	A +210 bps increase QoQ in the efficiency ratio at BCP stand-alone, in line with the seasonal effect discussed earlier, which affected administrative expenses. YoY, the efficiency ratio improved -400 bps. This was due primarily to the implementation of the Efficiency Program at BCP. BCP stand-alone accounts for more than 60% of the income and expenses considered in the calculation of the efficiency ratio; and

(ii)	The deterioration of BCP Bolivia’s efficiency ratio QoQ (74.3% in 2Q15 vs. 65.3% in 1Q15). This was due to an increase in administrative expenses, which was driven mainly by higher taxes and contributions to cover the tax for the guaranty fund mentioned above.

All of the aforementioned was offset by an improvement in Mibanco’s efficiency ratio of -390 bps QoQ due to one-off expenses in 1Q15 related to the integration of Edyficar and Mibanco.

In accumulated terms, the efficiency ratio at Credicorp fell -120 bps to situate at 41.2% in 1H15. This was due to a -400 bps improvement in BCP stand-alone efficiency ratio, which led this indicator at 40% level.

8.	Regulatory Capital

8.1   Regulatory Capital –BAP

Regulatory Capital and Capital Adequacy Ratios	Quarter			% change
S/.000	Jun 14	Mar 15 (1)	Jun 15	QoQ	YoY
Total Reglulatory Capital (A)	15,481,651	17,822,559	17,937,578	0.6%	15.9%
Tier I (2)	9,197,001	10,609,098	10,671,098	0.6%	16.0%
Tier II (3) + Tier III (4)	6,284,650	7,213,461	7,266,480	0.7%	15.6%
Total Regulatory Capital Requirements (B)	12,583,170	14,966,441	15,026,987	0.4%	19.4%
Regulatory Capital Ratio (A) / (B)	1.23	1.19	1.19
Required Regulatory Capital Ratio (5)	1.00	1.00	1.00

(1) March 2015 figures differ from those previously reported given the latter were preliminary.

(2) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(3) Tier II = subordinated debt + Tier II minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(4) Tier III = Subordinated debt covering market risk only.

(5) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

In general terms Credicorp has maintained a comfortable capitalization level that is equivalent to 1.19 times the capital required by the Peruvian regulator. This ratio situates at a similar level than the figure reported at the end of 1Q15, mainly because regulatory capital grew at a higher rate (+0.6% QoQ) than regulatory capital requirements (+0.4% QoQ). The increase QoQ in regulatory capital resulted primarily from a higher level of Subordinated Debt in line with the devaluation of the Nuevo Sol against the US Dollar this quarter.

A YoY analysis shows a reduction in the regulatory capital ratio (1.23 in 2Q15 vs.1.19 in 1Q15) as a result of higher increase in capital requirements (+ 19.4% YoY) than in regulatory capital (+15.9% YoY). The increase in the former came from the Financial Consolidated Group, and it is mainly explained by higher risk weighted assets (RWAs) from credit risk at BCP stand-alone, which in turn are related to loan growth of +15.7% YoY (measured in year-end balances and based on results in Peru GAAP).

It is also important to note that Tier 1 represents 59.8% of Credicorp’s total regulatory capital (similar to 59.4% in 2Q14).

Additionally, the majority of the capital requirement (94.1%) is associated with its financial business, and in particular more than 75% of the group’s total regulatory capital requirement is concentrated in BCP.

8.2   Regulatory Capital –BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY

Capital stock	4,722,752	5,854,051	5,854,051	0.0%	24.0%
Legal and other capital reserves	2,761,777	3,157,732	3,157,900	0.0%	14.3%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	907,049	1,040,271	1,055,082	1.4%	16.3%
Perpetual subordinated debt	699,000	774,000	794,250	2.6%	13.6%
Subordinated debt	3,914,557	4,240,862	4,307,757	1.6%	10.0%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,410,894)	(1,691,429)	(1,692,746)	0.1%	20.0%
Investment in subsidiaries and others	1,994,593	1,823,790	1,889,914	3.6%	-5.2%
Unrealized profit and net income in subsidiaries	583,699	132,361	197,168	49.0%	-66.2%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	11,472,158	13,253,404	13,354,210	0.8%	16.4%

Off-balance sheet	23,409,297	28,124,349	29,044,483	3.3%	24.1%

Tier 1 (2)	7,647,849	8,884,166	8,936,328	0.6%	16.8%
Tier 2 (3) + Tier 3 (4)	3,824,310	4,369,238	4,417,882	1.1%	15.5%

Total risk-weighted assets	78,708,390	91,100,741	92,873,376	1.9%	18.0%

Market risk-weighted assets (5)	928,060	1,414,538	1,734,216	22.6%	86.9%
Credit risk-weighted assets	72,563,938	83,221,663	84,406,557	1.4%	16.3%
Operational risk-weighted assets	5,216,391	6,464,540	6,732,602	4.1%	29.1%

Total capital requirement	9,132,609	10,866,089	11,076,962	1.9%	21.3%

Market risk capital requirement (5)	92,806	141,454	173,422	22.6%	86.9%
Credit risk capital requirement	7,256,394	8,322,166	8,440,656	1.4%	16.3%
Operational risk capital requirement	521,639	646,454	673,260	4.1%	29.1%
Additional capital requirements	1,261,770	1,756,015	1,789,625	1.9%	41.8%

Capital ratios

Tier 1 ratio (6)	9.72%	9.75%	9.62%
Common equity tier 1 ratio (7)	7.18%	7.87%	8.38%
BIS ratio (8)	14.58%	14.55%	14.38%
Risk-weighted assets / Regulatory capital (9)	6.86	6.87	6.95

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.8 (since July 2013)

At the end of 2Q15, the BIS ratio was situated at 14.38%, which fell below the figure reported at the end of 1Q15 (14.55%). This was due primarily to a +0.8% QoQ increase in Regulatory Capital, which fell below the increase posted in Risk weighted assets- RWA (+1.9% QoQ). It is important to note that the increase in Regulatory capital was due to a higher level of Subordinated debt this quarter. Growth in RWAs was due primarily to assets associated with Credit risk (+1.4% QoQ), which was in line with a +2.3% expansion in BCP loans (measured in quarter-end balances and based on Peru GAAP results).

The Tier 1 ratio fell, going from 9.75% in 1Q15 to 9.62% in 2Q15 due to the evolution of RWAs vs. the evolution of Tier 1 (+0.6% QoQ).

The Common Equity Tier1 ratio- which is the most rigorous way of measuring capitalization levels- registered a significant QoQ improvement, increasing from 7.87% in 1Q15 to 8.38% in 2Q15. This was mainly attributable to growth in retained earnings due to income generation this period.

Common Equity Tier 1 ratio

(June 2015)

Common Equity Tier 1
(S/. million)	Jun 15
Capital and reserves	9,012
Retained earnings	1,479
Unrealized gains (losses)	110
Goodwill and intangibles	(560)
Tax credit	(373)
Investments in subsidiaries (1)	(1,890)
Total CET1	7,779

CET1 ratio	8.38%

(1) Includes investments in Mibanco and other subsidiaries.

9.	Distribution channels

The distribution channels at BCP, Mibanco and BCP Bolivia combined totaled 8,309 points of access at the end of 2Q15, which represented an increase of +2.2% QoQ.

BCP offered a total of 7,624 points of access at the end of 2Q15, which represented slight growth of +2.3%% QoQ. This expansion was attributable to an increase in Agentes BCP (+3.0% QoQ), ATMs (+1.1% TaT) and Branches (+0.9% QoQ).

The main increase in Agentes BCP took place in Lima, where 96 Agentes BCP were inaugurated. Nevertheless, it is important to note that 45% of our total network of points of access is located in the provinces, which is in line with our banking penetration strategy.

Mibanco reduced its number of branches by a small margin, going from 327 in 1Q15 to 326 in 2Q15. In the case of Mibanco, the YoY reduction in ATMs and in Agentes is due primarily to the fact that the contract agreements in place until 2014 for Agentes Mibanco expired, and to the decision to shut down Mibanco ATMs. This reflects the synergies that have been created by consolidation efforts, which have given Mibanco access to BCP’s distribution channels.

BCP Bolivia posted a +1.4% increase in channels QoQ that was mainly due to Agentes BCP Bolivia (+2.0% QoQ) and Branches (+2.2% QoQ).

A YoY analysis of BCP indicates that ATMs increased +4.7% YoY while branches grew +8.9 YoY. Mibanco reported an increase of +3.5% YoY at the branch level while BCP Bolivia posted growth of +5.3% YoY for the same component. These growth levels are in line with our banking penetration strategy and national expansion plan.

	Quarter			% change
	2Q14	1Q15	2Q15	QoQ	YoY
Branches	415	448	452	0.9%	8.9%
ATMs	2,153	2,229	2,254	1.1%	4.7%
Agentes BCP	5,653	4,774	4,918	3.0%	-13.0%
Total BCP’s Network	8,221	7,451	7,624	2.3%	-7.3%
Branches (1)	315	327	326	-0.3%	3.5%
ATMs	87	-	-	-	-
Agentes Mibanco	2,450	-	-	-	-
Total Mibanco’s Network	2,852	327	326	-0.3%	-
Total Peru’s Network	11,073	7,778	7,950	2.2%	-
Branches	46	46	47	2.2%	2.2%
ATMs	50	61	60	-1.6%	20.0%
Agentes BCP Bolivia	245	247	252	2.0%	2.9%
Total Bolivia’s Network	341	354	359	1.4%	5.3%
Total BCP Consolidated’s Network	11,414	8,132	8,309	2.2%	-27.2%

(1) Includes Edyficar’s branches for 2Q14.

Source: BCP.

Transactions by Channel

	Monthly average in each quarter						% change
N° of Transactions per channel	2Q14%		1Q15%		2Q15%		QoQ	YoY
Teller	9,278,615	11.2%	9,363,737	10.9%	9,265,849	10.5%	-1.0%	-0.1%
ATMs	15,437,837	18.7%	17,054,721	19.9%	17,903,189	20.3%	5.0%	16.0%
Balance inquiries	3,877,297	4.7%	3,059,237	3.6%	2,880,307	3.3%	-5.8%	-25.7%
Telephone banking	1,335,568	1.6%	2,530,935	2.9%	2,544,960	2.9%	0.6%	90.6%
Internet banking Via BCP	18,576,046	22.5%	18,685,412	21.8%	19,200,181	21.8%	2.8%	3.4%
Agente BCP	15,096,261	18.3%	13,348,690	15.5%	13,256,954	15.0%	-0.7%	-12.2%
Telecrédito	7,505,336	9.1%	7,664,287	8.9%	8,041,782	9.1%	4.9%	7.1%
Mobile banking	2,832,566	3.4%	5,215,085	6.1%	5,954,819	6.7%	14.2%	110.2%
Direct debit	770,361	0.9%	716,838	0.8%	757,648	0.9%	5.7%	-1.7%
Points of sale P.O.S.	7,634,793	9.2%	8,027,100	9.3%	8,231,483	9.3%	2.5%	7.8%
Other ATMs network	238,506	0.3%	219,435	0.3%	218,502	0.2%	-0.4%	-8.4%
Total transactions	82,583,186	100.0%	85,885,477	100.0%	88,255,676	100.0%	2.8%	6.9%

Source: BCP.

The monthly average of transactions increased +2.8% QoQ, which was due mainly to a QoQ increase in transactions through channels that are cost efficient, such as: (i) ATMs (+5.0% QoQ), which was in line with the installation of 25 ATMs throughout the country; (ii) Mobile Banking (+14.2% QoQ), which continued to increase its share of total transactions through its mobile applications (“BCP Mobile Banking” and “Your BCP Benefits”); and (iii) Internet Banking (+2.8% QoQ) due to improvements in ViaBCP’s web page and to different campaigns (“Go to BCP without going to BCP”) to promote the use of our alternative channels. On the other hand, the channels that reported a decrease in the number of transactions were: i) Balance Inquiries (-5.8% QoQ), ii) Tellers (-1.0% QoQ), and (iii) Agentes BCP (-0.7% QoQ).

In the YoY analysis, the monthly average of transactions increased +3.0% YoY, which was due primarily to an increase in the transactions volumes registered in: Mobile Banking (+110.2% YoY), Telephone Banking (+90.6% YoY), and ATMs (16.0% YoY) while a drop was posted in the use of Balance Inquiries (-25.7% YoY) and Agentes BCP (-12.2% AaA), which is proof that the efforts to encourage clients to migrate to cost-efficient channels are bearing fruit.

10.	Economic outlook

Economic activity

We revised our growth forecast for this year downward from 3.5% to a range between 2.5% and 3.0% due to a decline in private investment. This variable more than likely decreased around 7% YoY in 2Q15 (its lowest point since 2Q09: -16.2%) while business confidence dropped to its lowest level since 2011.

In 1S15, household consumption grew almost 3.6% (4Q14: 3.6%). It appears that further deceleration in consumption expenditure was headed-off by: fiscal policies to reduce income-tax rates; maintain deduction exemptions for bonuses; permit on-going access to CTS reserves (unemployment insurance) as well as an increase in consumer credit.

In 2Q15, private investment more than likely fell around 7% YoY; while, between April and May capital goods imports pulled back 15%, this represents the worst decline since 2Q09. In the other hand, public investment fell around 9.8% YoY. The decline in public investment pushed GDP growth down by 1% in 1Q15 and will continue to have a negative impact on economic growth in 2Q15 although the pace of the decline is expected to slow. It will not be until 4Q15 that investment will post a positive contribution to growth.

The speed of the recovery in the second semester, and in 4Q15 in particular, will depend on factors that remain highly uncertain: (i) the duration and intensity of the El Niño Phenomenon, (ii) the recovery of public investment, and (iii) the political environment and its impact on business confidence. If these factors generate a larger negative impact, the economy will grow less than 3.0% this year.

GDP (% change YoY)	GDP (% change YoY)

Primary and non-primary sectors

Primary sectors lead the recovery but El Niño Phenomenon poses a risk in 4Q15.

Economic activity in May barely grew 1.2% YoY, second lowest print of the year after February (1.0% YoY). The result was lower than the market consensus (2.5% YoY) and our expectation (2.0% YoY). The economy accumulated an expansion of 2.1% in the year and 1.6% YoY in the last twelve months. The result is explained by the weakening of non–primary sectors (0.7% YoY, apr-15: 1.9%), which reached its lowest print since 2009 (with Construction falling 13.6% and Commerce and Services decelerating), and a temporal shock on the NG industry.

In Jun-15, different meteorological agencies indicated that conditions associated with the El Niño Phenomenon (ENP) would be moderate to strong in coming months. If the ENP is strong in the last few months of the year, the second fishing season will be at risk. Yet, the Government announced the beginning of the second fishing season in the south zone, with a quota of 450 thousand metric tons; this could improve the results of the primary sector in 3Q15 and partially reduce the impact of the ENP in the fishing sector figures in 2015.

In 2S15, a gradual recovery is expected in the non-primary sector with regard to 1S15 (1.9%). This will mainly be attributable to improvements in the construction sector due to the beginning of large scale infrastructure projects and the fact that the non-primary manufacturing is expected to post less of a decline. Yet, the risk of further slowdown in private consumption maintains due to the deterioration of the labor market. In this scenario, growth in 2015 will be around 2.5%, which falls below the figure posted in 2014 (3.6%).

Non-primary sectors (% change YoY)	Total GDP and Primary GDP (% change YoY)

Annual Inflation to June

Inflation at year-end is expected to situate at around 3.5%, which is above the Central Bank´s target (2.0% +/- 1.0%). During the first semester, price variations accumulated an increase of 2.55%, due to exogenous shocks in food supply and exchange rate depreciation. Non tradable goods inflation is growing above the general inflation rate, accumulating an increase of 2.83%, mainly due to public service tariff adjustments in 2Q15. During the second semester upward pressures will moderate, partly because inflation tends to be higher in the first half of the year due to seasonal factors. However, this will not be sufficient to return to the Central Bank’s target (2.0% +/- 1.0%) in a context in which the increase in the exchange rate of around 6.4% (12.4 % YoY) more than likely had a higher-than-expected pass-through effect on inflation.

Semiannual Inflation (acum. %)	Inflation (%)

Monetary policy

BCRP will more than likely maintain its reference rate at 3.25% during the rest of the year; yet, the BCRP statement in July had changes from that of June, pointing out that BCRP may adjust its neutral policy stance in the upcoming months. The changes suggest that BCRP has taken into account the slight uptick in inflation’s path and expectations.

However, BCRP will continue to actively intervene in FX markets through different instruments and will impose further limits on FX derivatives (starting in August, the limit for calculating additional reserve requirements on FX derivatives will decrease from 90% to 80% of equity). Finally, BCRP will continue its dedollarization program, which requires financial institutions to reduce the dollarization of their loan portfolio by 5% by June and 10% by December of this year (with regard to September 2013 levels). By April, the banking sector had already complied with the measured required by the regulatory entity.

Fiscal accounts

We expect the fiscal deficit to be at around 2.0% of GDP by the end of the year. As of June, the accumulated fiscal deficit for the last twelve months reached 1.1% of GDP, as a result of a 7.2% pullback in fiscal income and an increase in non-financial expenses, which grew 2.1%. Within this last category, public investment more than likely pulled back around 20% YoY in real terms during the first semester (including June), mainly due to lower execution at the sub national level (regional and local governments).

Fiscal balance, last twelve months (% of GDP)	Public Investment

External accounts

We expect the current account deficit to situate around 4.2% of GDP by the end of the year and a trade balance deficit to hover around USD 2,080 MM, which represents an increase with regard to 2014’s figure (US$ 1,276 million). In 1Q15, the current account deficit was 5.7% of GDP (the highest since 2Q98) while the trade deficit between January and May accounted for US$ 1,988 million, which is US$ 711 million higher than the figure reported for all of 2014. In 2S15 we will observe a gradual reduction in the trade deficit that will be driven by an improvement in export volumes of traditional goods such as mining and fishing products. However, non-traditional exports will contract in 2015, mainly due to lower shipments of textile products.

Current account (% of GDP)	Current account projections (% of GDP)

Exchange rate

We expect the exchange rate at the end of 2015 to be around US$/S/.3.25-3.30. It is important to note that the multilateral real exchange rate remains 4.0% below the average for the last decade. This is due to the fact that despite a depreciation of around 25% since the end of 2012, PEN is the only currency in the region whose level is below that posted prior to the boom in commodity prices.

At the close of last week the exchange rate was US$ 3.1825, which represents an accumulated depreciation of 12.4% over the last twelve months (YTD: 6.4%). In the first semester, the Central Bank has intervened through FX sales in the spot market for US$ 5,325 million (topping the level for accumulated FX sales 2014: US$ 4,208 million). In this context, international net reserves fell below US$ 60 billion for the first time in two years but still represent 30% of GDP and 19 months of imports, above other countries in the region. In addition, the net balance of FX swaps fell at the closing of last week to S/. 22,089 million after peaking at S/. 26,785 million in May-15.

Higher international rates, lower commodity prices and the need to correct external imbalances have caused the Latam FX market to deteriorate further. This represents the most significant depreciation seen since 2013, when B. Bernake, former Chairman of the Federal Reserve, announced a tapering program.

Exchange rate and DXY (US$/S/., index)	Latam exchange rate (Dec04 = 100)

International reserves indicators

Country	Short term debt / NIR	NIR/GDP	Months of import
Peru	12.0	30.0	19.0
Chile	44.7	15.0	7.0
Colombia	25.5	12.3	9.0
Mexico	55.3	15.2	6.0

Peru	2010	2011	2012	2013	2014	2015/F
GDP (US$ million)	148,666	170,759	192,982	201,752	200,772	193,958
Real GDP (% change YoY)	8.5	6.5	6.0	5.8	2.4	3.0
Domestic Demand (% change YoY)	14.9	7.7	7.4	6.9	2.2	2.5
Total Consumption (% change YoY)	8.2	5.8	6.4	5.5	4.5	4.0
Fixed Investment/GDP	25.1	24.0	25.8	26.7	25.9	24.5
Inflation Rate	2.1	4.7	2.6	2.9	3.2	3.5
Reference Rate (eop)	3.00	4.25	4.25	4.00	3.50	3.25
Exchange Rate, (eop)	2.81	2.70	2.55	2.80	2.98	3.25-3.30
Exchange Rate, average	2.83	2.75	2.63	2.70	2.87	3.17
Fiscal Balance (% of GDP)	-0.2	2.0	2.3	0.9	-0.3	-2.0
Trade Balance (US$ million)	6,988	9,224	6,276	613	-1,276	-2,080
Exports	35,803	46,376	47,411	42,861	39,533	35,044
Imports	28,815	37,152	41,135	42,248	40,809	37,123
Current Account Balance	-3,545	-3,177	-5,237	-8,474	-8,031	-8,061
(as a % of GDP)	-2.4	-1.9	-2.7	-4.2	-4.0	-4.2
International Reserves (US$ million)	44,105	48,816	63,991	65,663	62,308	57,718

Source: INEI, BCR, BCP/Credicorp Capital. F/ Forecasts under available information

11.	Appendix

11.1	BCP Consolidated financial statements

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/. thousands, IFRS)

		Quarter		% change
	Jun 14	Mar 15	Jun 15	QoQ	YoY
ASSETS
Cash and due from banks	22,661,390	26,100,819	27,971,752	7.2%	23.4%
Cash and BCRP	19,268,178	16,505,236	15,640,035	-5.2%	-18.8%
Deposits in other banks	3,090,242	9,548,727	12,330,077	29.1%	299.0%
Interbanks	297,004	40,993	27	-99.9%	-100.0%
Accrued interest on cash and due from banks	5,966	5,863	1,613	-72.5%	-73.0%

Trading securities, net	1,717,501	2,182,561	1,566,051	-28.2%	-8.8%

Loans	71,396,079	79,930,967	81,477,245	1.9%	14.1%
Current	69,457,362	77,824,712	79,203,919	1.8%	14.0%
Past due	1,938,717	2,106,255	2,273,326	7.9%	17.3%
Less - net provisions for possible loan losses	(3,071,051)	(3,465,241)	(3,621,117)	4.5%	17.9%
Loans, net	68,325,028	76,465,726	77,856,128	1.8%	13.9%

Investment securities available for sale	9,380,457	8,142,082	7,768,324	-4.6%	-17.2%
Investments held to maturiy	1,760,575	2,640,260	2,970,259	12.5%	68.7%
Property, plant and equipment, net	1,513,366	1,771,321	1,746,215	-1.4%	15.4%
Due from customers acceptances	152,901	169,480	151,952	-10.3%	-0.6%
Other assets (1)	3,880,599	4,508,501	4,105,466	-8.9%	5.8%

Total assets	109,391,817	121,980,750	124,136,147	1.8%	13.5%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY

Deposits and obligations	72,094,494	75,240,706	76,540,620	1.7%	6.2%
Demand deposits	22,390,079	26,887,935	26,574,657	-1.2%	18.7%
Saving deposits	19,036,056	22,311,656	21,995,366	-1.4%	15.5%
Time deposits	23,314,183	19,623,112	20,576,575	4.9%	-11.7%
Severance indemnity deposits (CTS)	7,148,162	6,204,360	7,173,252	15.6%	0.4%
Interest payable	206,014	213,643	220,770	3.3%	7.2%

BCRP instruments	1,223,753	7,956,780	10,012,756	25.8%	718.2%
Due to banks and correspondents	12,450,775	11,499,979	10,583,720	-8.0%	-15.0%
Bonds and subordinated debt	12,263,511	13,400,119	13,522,815	0.9%	10.3%
Acceptances outstanding	152,901	169,480	151,952	-10.3%	-0.6%
Other liabilities (2)	1,932,296	3,433,348	2,415,436	-29.6%	25.0%

Total liabilities	100,117,730	111,700,412	113,227,299	1.4%	13.1%

Net shareholders’ equity	8,937,830	10,130,944	10,755,017	6.2%	20.3%
Capital stock	4,429,372	5,560,671	5,560,671	0.0%	25.5%
Reserves	2,542,915	2,938,870	2,939,038	0.0%	15.6%
Unrealized gains and losses	423,344	100,750	103,893	3.1%	-75.5%
Retained earnings	631,001	671,420	672,147	0.1%	6.5%
Income for the year	911,198	859,233	1,479,268	72.2%	62.3%

Minority interest	336,257	149,394	153,831	3.0%	-54.3%

Total liabilities and net shareholders’ equity	109,391,817	121,980,750	124,136,147	1.8%	13.5%

Off-balance sheet	45,253,550	60,665,354	59,199,912	-2.4%	30.8%

(1) Mainly includes intangible assets, other receivable accounts

(2) Mainly includes other payable accounts.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

		Quarter		% change		As of		% change
	2Q14	1Q15	2Q15	QoQ	YoY	Jun 14	Jun 15	Jun 15 / Jun 14
Interest income and expense
Interest and dividend income	2,014,370	2,220,935	2,273,121	2.3%	12.8%	3,771,597	4,494,056	19.2%
Interest expense	(506,908)	(553,005)	(580,132)	4.9%	14.4%	(973,138)	(1,133,137)	16.4%
Net interest income	1,507,462	1,667,930	1,692,989	1.5%	12.3%	2,798,459	3,360,919	20.1%
Net provision for loan losses	(481,036)	(502,165)	(433,521)	-13.7%	-9.9%	(846,056)	(935,686)	10.6%

Non financial income
Fee income	478,007	513,006	529,926	3.3%	10.9%	949,993	1,042,932	9.8%
Net gain on foreign exchange transactions	136,567	187,566	166,294	-11.3%	21.8%	262,534	353,860	34.8%
Net gain on sales of securities	13,897	409,819	5,215	-98.7%	-62.5%	16,071	415,034	2482.6%
Other	13,860	20,161	17,459	-13.4%	26.0%	24,642	37,620	52.7%
Total non financial income, net	642,331	1,130,552	718,894	-36.4%	11.9%	1,253,240	1,849,446	47.6%

Operating expenses
Salaries and employees benefits	(560,131)	(582,921)	(579,530)	-0.6%	3.5%	(1,032,655)	(1,162,451)	12.6%
Administrative expenses	(387,550)	(327,197)	(360,738)	10.3%	-6.9%	(685,828)	(687,935)	0.3%
Depreciation and amortization	(81,439)	(87,011)	(87,720)	0.8%	7.7%	(154,375)	(174,731)	13.2%
Other	(33,579)	(67,067)	(79,427)	18.4%	136.5%	(59,105)	(146,494)	147.9%
Total operating expenses	(1,062,699)	(1,064,196)	(1,107,415)	4.1%	4.2%	(1,931,963)	(2,171,611)	12.4%

Operating income	606,058	1,232,121	870,947	-29.3%	43.7%	1,273,680	2,103,068	65.1%
Translation result	(1,198)	(1,342)	6,976	619.8%	682.3%	(3,145)	5,634	279.1%
Income taxes	(170,049)	(369,743)	(254,087)	-31.3%	49.4%	(356,862)	(623,830)	74.8%
Minority interest	(1,732)	(1,805)	(3,799)	110.5%	119.3%	(2,475)	(5,604)	126.4%
Net income	433,079	859,231	620,037	-27.8%	43.2%	911,198	1,479,268	62.3%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

		Quarter		As of
	2Q14	1Q15	2Q15	Jun 14	Jun 15
Profitability
EPS(1)	0.074	0.147	0.106	0.156	0.253
Net interest margin (2)	5.90%	5.96%	5.84%	5.75%	5.91%
ROAA (2)(3)	1.6%	2.9%	2.0%	1.8%	2.5%
ROAE (2)(3)	19.9%	34.3%	23.8%	21.1%	28.6%
No. of outstanding shares (Million)	5,854	5,854	5,854	5,854	5,854

Quality of loan portfolio
PDL ratio	2.72%	2.64%	2.79%	2.72%	2.79%
NPL ratio	3.40%	3.47%	3.64%	3.40%	3.64%
Coverage of PDLs	158.4%	164.5%	159.3%	158.4%	159.3%
Coverage of NPLs	126.6%	124.8%	122.0%	126.6%	122.0%
Reserves for loan losses as a percentage of total loans	4.3%	4.3%	4.4%	4.3%	4.4%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	48.5%	42.0%	43.0%	46.7%	42.5%
Oper. expenses as a percent. of total income - including all other items	49.4%	38.0%	45.9%	47.7%	41.7%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.8%	3.4%	3.3%	3.6%	3.37%

Capital adequacy
Total regulatory capital (S/. Million)	11,472	13,253	13,354	11,472	13,354
Tier 1 capital (S/. Million)	7,648	8,884	8,936	7,648	8,936
Common equity tier I ratio	7.2%	7.9%	8.4%	7.2%	8.4%
BIS ratio	14.6%	14.5%	14.4%	14.6%	14.4%

(1) Shares outstanding of 5,854.05 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

11.2	Mibanco

MIBANCO

(In S/. thousands, IFRS )

	Quarter		% Change
	1Q15	2Q15	QoQ

ASSETS
Cash and due from banks	1,266,468	1,271,286	0.4%
Investments available for sale and trading securities	1,442,203	1,408,921	-2.3%
Total loans	7,481,224	7,525,329	0.6%
Current	6,957,712	6,969,787	0.2%
Past-due	448,953	489,135	9.0%
Refinanced	74,560	66,407	-10.9%
Net provisions for loan losses	(807,722)	(820,673)	1.6%
Net loans	6,673,502	6,704,656	0.5%
Property, plant and equipment, net	244,480	238,194	-2.6%
Other assets	698,682	640,535	-8.3%
Total assets	10,325,335	10,263,592	-0.6%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	5,198,017	4,997,266	-3.9%
Due to banks and correspondents	2,790,691	3,072,494	10.1%
Bonds ans subordinated debt	743,046	652,047	-12.2%
Other liabilities	421,980	323,894	-23.2%
Total liabilities	9,153,733	9,045,702	-1.2%

Net shareholders’ equity	1,171,602	1,217,890	4.0%

Total liabilities and net shareholders’ equity	10,325,335	10,263,592	-0.6%

Net financial income	354,546	354,284	-0.1%
Total provisions for loan loasses	(86,533)	(91,722)	6.0%
Non financial income	27,221	9,294	-65.9%
Operating expenses	(234,258)	(209,242)	-10.7%
Operating Income	60,977	62,613	2.7%
Translation results	(2,948)	(492)	-83.3%
Income taxes	(16,493)	(12,849)	-22.1%
Net income	41,535	49,272	18.6%

L/D ratio	143.9%	150.6%
PDL ratio	6.0%	6.5%
NPL ratio	7.0%	7.4%
Coverage of PDLs	179.9%	167.8%
ROAE*	14.4%	16.5%
Efficiency ratio	61.7%	56.1%
Branches	327	326
Employees	9,379	9,925

11.3	BCP Bolivia

BCP BOLIVIA

 (In S/. thousands, IFRS)

	Quarter			% Change
	2Q14	1Q15	2Q15	QoQ	YoY
ASSETS
Cash and due from banks	717,234	785,254	1,063,752	35.5%	48.3%
Investments available for sale and trading securities	898,623	1,241,118	1,276,545	2.9%	42.1%
Total loans	3,151,518	3,730,027	4,007,861	7.4%	27.2%
Current	3,092,043	3,650,833	3,926,075	7.5%	27.0%
Past-due	12,040	18,405	17,766	-3.5%	47.6%
Refinanced	47,434	60,789	64,020	5.3%	35.0%
Net provisions for loan losses	-115,139	-139,402	-150,654	8.1%	30.8%
Net loans	3,036,378	3,590,626	3,857,207	7.4%	27.0%
Property, plant and equipment, net	37,297	41,107	39,903	-2.9%	7.0%
Other assets	46,757	57,461	60,172	4.7%	28.7%
Total assets	4,736,289	5,715,565	6,297,579	10.2%	33.0%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	4,135,745	4,969,327	5,545,300	11.6%	34.1%
Due to banks and correspondents	26,952	29,637	30,351	2.4%	12.6%
Bonds ans subordinated debt	28,967	32,767	33,185	1.3%	14.6%
Other liabilities	117,030	197,665	177,006	-10.5%	51.2%
Total liabilities	4,308,694	5,229,396	5,785,842	10.6%	34.3%
Net shareholders’ equity	427,596	486,169	511,737	5.3%	19.7%

Total liabilities and net shareholders’ equity	4,736,289	5,715,565	6,297,579	10.2%	33.0%

Net interest income	52,603	56,306	57,281	1.7%	8.9%
Net provisions for loan losses	-5,390	-5,142	-8,724	69.7%	61.8%
Net interest income after provisions	47,213	51,164	48,557	-5.1%	2.8%
Non financial income	26,836	21,277	30,878	45.1%	15.1%
Operating expenses	-47,400	-50,748	-61,750	21.7%	30.3%
Traslation result	6	-147	-60	-59.1%	-1168.2%
Income taxes	-7,195	-6,886	-6,199	-10.0%	-13.9%
Net income	19,460	14,661	11,427	-22.1%	-41.3%

L/D ratio	76.2%	75.1%	72.3%
PDL ratio	1.51%	1.63%	1.60%
NPL ratio	1.89%	2.12%	2.04%
Coverage of PDLS	242.7%	229.3%	235.3%
Efficiency ratio	61.9%	65.3%	74.3%
ROAE	18.6%	11.9%	9.2%
Branches	46	46	47
Agentes	50	61	60
ATM	245	247	252
Employees	1,654	1,650	1,708

11.4	Credicorp Capital

Credicorp Capital	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Net interest income	3.0	-4.4	1.7	-138.0%	-44.4%
Non-financial income	115.5	129.4	118.1	-8.7%	2.3%
Fee income	79.2	78.0	93.2	19.5%	17.7%
Net gain on foreign exchange transactions	4.2	11.3	1.9	-83.2%	-54.8%
Net gain on sales of securities	29.6	38.2	18.8	-50.9%	-36.5%
Other income	2.5	1.9	4.2	125.7%	68.2%
Operating expenses (1)	-94.8	-94.0	-101.6	8.0%	7.2%
Operating income	23.7	31.0	18.2	-41.3%	-23.2%
Income taxes	-7.5	-10.4	-3.6	-65.2%	-51.8%
Translation results	0.1	3.3	5.4	66.8%	-
Minority interest (2)	-4.1	-5.0	-2.2	-55.6%	-46.2%
Net income	12.2	18.9	17.8	-5.9%	45.4%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

Non financial income

Credicorp Capital	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Non-financial income	115,536	129,413	118,146	-8.7%	2.3%
Fee income	79,212	77,989	93,233	19.5%	17.7%
Net gain on foreign exchange transactions	4,210	11,325	1,901	-83.2%	-54.8%
Net gain on sales of securities	29,603	38,228	18,789	-50.9%	-36.5%
Other income	2,511	1,871	4,223	125.7%	68.2%

11.5	Atlantic Security Bank

ASB	Quarter			% Change
US$ 000	2Q14	1Q15	2Q15	QoQ	YoY
Total loans	816.1	856.3	895.5	4.6%	9.7%
Total investments	893.5	902.4	908.1	0.6%	1.6%
Total assets	1,881.1	1,909.9	1,954.5	2.3%	3.9%
Total deposits	1,539.5	1,569.0	1,618.6	3.2%	5.1%
Net shareholder’s equity	216.3	189.8	195.6	3.0%	-9.6%
Net interest income	9.9	9.7	9.7	-0.5%	-2.0%
Dividend income	0.5	0.3	0.8	152.8%	51.1%
Fee income	1.9	2.2	2.3	7.0%	22.4%
Net gains on foreign exchange transactions	0.0	-0.5	-0.1	-85.6%	85.3%
Total earnings	12.2	11.7	12.7	8.8%	3.7%
Net Provisions	0.0	-1.4	-0.3	0.0%	0.0%
Net gains from sale of securities	4.9	-1.4	0.1	-107.2%	-97.9%
Other income	14.6	0.1	0.0	-118.5%	0.0%
Operating expenses	-2.8	-2.6	-2.8	8.0%	1.6%
Net income	28.9	6.4	9.7	51.4%	-66.5%
Net income/share	0.4	0.1	0.1	51.4%	-66.5%

Interest earning assets

Interest earning assets*	Quarter			% change
US$ 000	2Q14	1Q15	2Q15	QoQ	YoY
Due from banks	137	113	113	-0.3%	-18.0%
Loans	816	856	895	4.6%	9.7%
Investments	800	805	805	0.0%	0.6%
Total interest earning assets	1,754	1,774	1,813	2.2%	3.4%

(*) Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	2Q14	1Q15	2Q15	QoQ	YoY
Deposits	1,540	1,569	1,619	3.2%	5.1%
Borrowed Funds	101	88	115	31.3%	13.7%
Other liabilities	24	64	25	-60.0%	5.4%
Total Liabilities	1,665	1,720	1,759	2.3%	5.7%

Assets under management and Deposits

Assets Under Management and Deposits (US$ Million)

Portfolio distribution as of June 2015

11.6	Grupo Pacifico

GRUPO PACIFICO*

(In thousand Nuevos Soles)

		Quarter		% Change
	2Q14	1Q15	2Q15	QoQ	YoY
Balance (end of period)
Total assets	7,895,296	8,785,361	8,719,342	-0.8%	10.4%
Invesment on securities (1)	4,909,974	6,293,815	6,415,552	1.9%	30.7%
Technical reserves	5,136,815	5,624,277	5,819,066	3.5%	13.3%
Net equity	1,452,715	1,879,396	1,745,821	-7.1%	20.2%

Quarterly income statement
Net earned premiums	544,306	410,598	434,266	5.8%	-20.2%
Net claims	356,355	232,274	255,383	9.9%	-28.3%
Net fees	99,233	102,266	101,964	-0.3%	2.8%
Net underwriting expenses	14,090	13,357	12,134	-9.2%	-13.9%
Underwriting result before Medical services	74,629	62,700	64,785	3.3%	-13.2%

Medical services gross margin	25,242	-	-		-
Financial income, net	77,457	84,836	97,425	14.8%	25.8%

Operating expenses	131,759	88,734	97,758	10.2%	-25.8%

Other income	5,635	5,386	5,404	0.3%	-4.1%
Traslations results	1,235	4,177	4,868	16.5%	294.3%
Gain (loss) from Pacífico and Banmedica joint venture	-	146,819	-228	-100.2%
Income tax	4,697	44,615	7,520	-83.1%	60.1%

Income before minority interest	47,742	170,568	66,976	-60.7%	40.3%
Minority interest	5,909	6,925	7,010	1.2%	18.6%

Net income	41,833	163,643	59,966	-63.4%	43.3%

Ratios
Ceded	16.1%	13.5%	17.8%
Loss ratio	65.5%	56.6%	58.8%
Fees + underwriting expenses, net / net earned premiums	20.8%	28.2%	26.3%
Underwriting results / net earned premiums	13.7%	15.3%	14.9%
Operating expenses / net earned premiums	24.2%	21.6%	22.5%
ROAE (2)(3)	11.0%	36.4%	13.2%
Return on written premiums	5.4%	25.6%	9.0%

Combined ratio of P&C	100.3%	92.8%	90.6%

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Includes unrealized gains.

(3) Annualized and average are determined as the average of period beginning and period ending.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the joint venture with Banmedica (to parrticipate as equal partners, 50/50). This partnership includes:

i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

ii)	corporate health insurance for payroll employees; and
iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance

(In thousand Nuevos Soles)

	Quarter			% Change
	2Q14	1Q15	2Q15	QoQ	YoY
Results
Net earned premiums	184,708	199,810	201,807	1.0%	9.3%
Net claims	-157,314	-166,510	-168,690	1.3%	7.2%
Net fees	-8,329	-9,376	-9,130	-2.6%	9.6%
Net underwriting expenses	-3,173	-3,347	-3,002	-10.3%	-5.4%
Underwriting result	15,891	20,577	20,984	2.0%	32.0%

Financial income, net	720	840	1,156	37.6%	60.6%
Operating expenses	-15,897	-15,242	-16,418	7.7%	3.3%
Other income	1,445	487	613	25.8%	-57.6%
Traslations results	-77	111	151	35.4%	-296.9%
Income tax	-616	-3,156	-3,473	10.1%	463.8%

Net income before medical services	1,467	3,618	3,013	-16.7%	105.4%

Net income of medical services	-54	6,459	2,992	-53.7%	5611.2%

Net income	1,412	10,077	6,005	-40.4%	325.2%

11.7	Prima AFP

Main financial indicators	Quarter			% change
S/. 000	2Q14	1Q15	2Q15	QoQ	YoY
Total assets	781,871	971,211	775,713	-20.1%	-0.8%
Total liabilities	286,870	509,697	267,060	-47.6%	-6.9%
Net shareholders’ equity	495,001	461,536	508,653	10.2%	2.8%
Income from commissions	92,370	98,394	101,079	2.7%	9.4%
Administrative and sale expenses	(34,475)	(37,012)	(39,230)	6.0%	13.8%
Depreciation and amortization	(5,050)	(4,880)	(4,742)	-2.8%	-6.1%
Net operating income	52,846	56,502	57,107	1.1%	8.1%
Other income and expenses, net	4,459	956	(823)	-186.1%	-118.5%
Income tax	(16,613)	(17,076)	(13,885)	-18.7%	-16.4%
Net income before translation results	40,692	40,382	42,400	5.0%	4.2%
Translations results	96	(95)	938	-	-
Net income	40,787	40,287	43,338	7.6%	6.3%
ROAE (1)	34.8%	30.5%	35.7%

(1) Net shareholder’s equity include unrealized gains from Prima’s investment portfolio.

Funds under management

Funds under management	Mar 15	% share	Jun 15	% share
Fund 1	4,599	12.1%	4,771	12.2%
Fund 2	25,228	66.5%	26,087	66.9%
Fund 3	8,129	21.4%	8,146	20.9%
Total S/. Million	37,956	100%	39,004	100%

Source: SBS.

Nominal profitability over the last 12 months

	Mar 15 / Mar 14	Jun 15 / Jun 14
Fund 1	9.2%	7.1%
Fund 2	11.1%	8.7%
Fund 3	8.7%	7.0%

AFP commissions

Fee based on flow	1.60%	applied to the affiliates’ monthly remuneration
Mixed fee
Flow	1.19%	applied to the affiliates’ monthly remuneration (since February 2015. Before 1.51%)
Balance	1.25%	applied to the new balance since February 2013 for new affiliates to the system and beginning June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

Quarterly main indicators and	Prima	System	% Part.	Prima	System	% Part.
market share	1Q15	1Q15	1Q15	2Q15	2Q15	2Q15
Affiliates	1,457,713	5,789,608	25.2%	1,455,214	5,844,589	24.9%
New affiliations (1)	-	71,671	-	7	65,506	0.0%
Funds under management (S/. Million)	37,957	118,500	32.0%	39,004	122,057	32.0%
Collections (S/. Million) (1)	714	2,146	33.3%	741	2,228	33.2%
Voluntary contributions (S/. Million)	267	591	45.2%	281	640	44.0%
RAM (S/. Million) (2)	2,076	6,310	32.9%	2,152	6,525	33.0

Source: SBS

(1)	Accumulated to the quarter. Prima AFP’s ne affiliations correponds to fishing workers.

(2)	Prima AFP estimate: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

11.8   EEFF Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/. thousands, IFRS)

	As of			% Change
	Jun 14	Mar 15	Jun 15	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	3,481,347	4,928,093	3,818,604	-22.5%	9.7%
Interest bearing	19,627,203	21,839,400	24,789,029	13.5%	26.3%
Total cash and due from banks	23,108,550	26,767,493	28,607,633	6.9%	23.8%

Trading securities, net	2,249,019	2,847,236	2,130,997	-25.2%	-5.2%

Loans	73,464,928	81,620,723	83,503,212	2.3%	13.7%
Current	71,524,773	79,512,894	81,227,832	2.2%	13.6%
Past due	1,940,155	2,107,829	2,275,380	7.9%	17.3%
Less - net provisions for loan losses	(3,072,244)	(3,466,341)	(3,622,632)	4.5%	17.9%
Loans, net	70,392,684	78,154,382	79,880,580	2.2%	13.5%

Investments securities available for sale	17,745,695	17,905,751	17,772,153	-0.7%	0.1%
Investments held to maturity	1,760,576	2,640,261	2,970,260	12.5%	68.7%
Reinsurance assets	491,821	455,668	402,426	-11.7%	-18.2%
Premiums and other policyholder receivables	584,692	622,377	571,066	-8.2%	-2.3%
Property, plant and equipment, net	2,163,838	1,904,196	1,878,261	-1.4%	-13.2%
Due from customers on acceptances	152,901	169,480	151,952	-10.3%	-0.6%
Investments in associates (1)	36,759	559,867	544,257	-2.8%	1380.6%
Other assets (2)	8,454,883	8,837,181	8,329,829	-5.7%	-1.5%

Total assets	127,141,417	140,863,892	143,239,414	1.7%	12.7%

LIABILITIES AND NET SHAREHOLDERS¨ EQUITY
Deposits and obligations
Non-interest bearing	19,669,034	21,498,770	23,707,385	10.3%	20.5%
Interest bearing	55,942,026	57,644,133	57,203,238	-0.8%	2.3%
Total deposits and obligations	75,611,060	79,142,903	80,910,623	2.2%	7.0%

Due to banks and correspondents	10,435,500	9,936,209	9,180,228	-7.6%	-12.0%
BCRP instruments	1,223,753	7,956,780	10,012,756	25.8%	718.2%
Acceptances outstanding	152,901	169,480	151,952	-10.3%	-0.6%
Reserves for property and casualty claims	918,490	800,687	818,570	2.2%	-10.9%
Reserve for unearned premiums	4,220,503	4,813,537	4,993,508	3.7%	18.3%
Reinsurance payable	229,201	329,464	328,381	-0.3%	43.3%
Bonds and subordinated debt	14,910,646	15,560,444	15,601,653	0.3%	4.6%
Other liabilities	5,805,852	7,345,728	5,836,077	-20.6%	0.5%
Total liabilities	113,507,906	126,055,232	127,833,748	1.4%	12.6%

Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,176)	(209,671)	(208,667)	-0.5%	0.2%
Capital surplus	275,032	259,859	291,479	12.2%	6.0%
Reserves	9,288,799	11,133,305	11,112,964	-0.2%	19.6%
Unrealized gains	811,774	853,673	685,935	-19.6%	-15.5%
Retained earnings	1,320,946	851,372	1,603,007	88.3%	21.4%

Minority Interest	826,144	601,129	601,955	0.1%	-27.1%

Total liabilities and net shareholders´ equity	127,141,418	140,863,892	143,239,414	1.7%	12.7%

Off balance sheet	46,931,610	61,809,100	60,310,434	-2.4%	28.5%

(1)  Mainly includes JV between Grupo Pacifico and Banmedica.

(2)  Mainly includes receivables, goodwill, tax credit, and others.

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			% change		As of		% change
	2Q14	1Q15	2Q15	QoQ	YoY	Jun 14	Jun 15	Jun 15/ Jun 14

Interest income and expense
Interest and dividend income	2,148,020	2,377,217	2,457,521	3.4%	14.4%	4,046,356	4,834,737	19.5%
Interest expense	(537,520)	(591,854)	(620,321)	4.8%	15.4%	(1,034,133)	(1,212,175)	17.22%
Net interest income	1,610,499	1,785,363	1,837,200	2.9%	14.1%	3,012,223	3,622,562	20.3%

Net provisions for loan losses	(480,731)	(502,136)	(431,763)	-14.0%	-10.2%	(845,332)	(933,899)	10.5%

Non financial income
Fee income	612,585	685,950	721,344	5.2%	17.8%	1,221,689	1,407,294	15.2%
Net gain on foreign exchange transactions	140,839	200,446	168,285	-16.0%	19.5%	273,028	368,731	35.1%
Net gain on sales of securities	56,103	24,886	20,743	-16.6%	-63.0%	175,621	45,628	-74.0%
Net gain from subsidiaries (1)	-	146,818	-227	-100.2%	-	-	146,591	-
Other	64,104	46,582	45,189	-3.0%	-29.5%	87,663	91,771	4.7%
Total non financial income, net	873,631	1,104,682	955,334	-13.5%	9.4%	1,758,002	2,060,015	17.2%

Insurance premiums and claims
Net premiums earned	544,731	404,496	427,044	5.6%	-21.6%	1,063,228	831,540	-21.8%
Net claims incurred	(356,355)	(237,205)	(262,848)	10.8%	-26.2%	(693,185)	(500,053)	-27.9%
Net underw riting expenses and fees	(84,211)	(118,294)	(109,453)	-7.5%	30.0%	(168,776)	(227,746)	34.9%
Total insurance services technical result	104,165	48,997	54,743	11.7%	-47.4%	201,267	103,741	-48.5%

Gross margin from medical subsidiaries	25,242	-	-	-	-	45,952	-	-

Operating expenses
Salaries and employees benefits	(699,013)	(715,195)	(718,214)	0.4%	2.7%	(1,306,245)	(1,433,409)	9.7%
Administrative, general and tax expenses	(485,342)	(431,167)	(481,985)	11.8%	-0.7%	(876,804)	(913,152)	4.1%
Depreciation and amortization	(103,939)	(108,393)	(110,699)	2.1%	6.5%	(198,728)	(219,092)	10.2%
Other	(40,472)	(41,115)	(55,280)	34.5%	36.6%	(75,200)	(96,395)	28.2%
Total operating expenses	(1,328,766)	(1,295,870)	(1,366,178)	5.4%	2.8%	(2,456,977)	(2,662,048)	8.3%

Operating income	804,041	1,141,036	1,049,336	-8.0%	30.5%	1,715,136	2,190,372	27.7%

Translation result	581	1,566	9,324	495.4%	1505.6%	(421)	10,890	2686.2%
Income taxes	(204,934)	(309,431)	(289,389)	-6.5%	41.2%	(435,749)	(598,820)	37.4%

Net income	599,687	833,171	769,271	-7.7%	28.3%	1,278,965	1,602,442	25.3%
Minority interest	15,002	28,436	19,976	-29.8%	33.2%	32,156	48,412	50.6%
Net income attributed to Credicorp	584,685	804,735	749,295	-6.9%	28.2%	1,246,810	1,554,030	24.6%

(1) Includes the joint venture between Grupo Pacífico and Banmédica.

11.9   Table of calculations

Table of calculations

Profitability

Net Interest Margin (NIM)	Annualized net interest income/ Average* interest earning assets

Net Interest Margin on loans (NIM on loans)	Interest on loans–(Interest expense x (Average* total loans /Average interest earning assets))] x 4/Average total loans

Return on average assets (ROAA)	Annualized net income / Average* assets

Return on average shareholder’s equity (ROAE)	Annualized net income / Average* shareholder’s equity

Funding cost	Annualized interest expense / Average* of total liabilities

Portfolio quality

Past due loans ratio (PDL ratio)	Past due loans / Total loans

Non – performing loans ratio (NPL ratio)	Non-performing loans / Total loans

Coverage ratio of past due loans	Net provisions fo loan losses / Past due loans

Coverage ratio of non – performing loans	Net provisions fo loan losses / Non-performing loans

Cost of risk	Annualized net provisions / Total loans
Annualized net provisions / Net interest income

Operating performance

Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest income + Fee income + Gain on foreign exchange transactions + Net premiums earned + Gross margin from medical services)

Operating expenses to total assets	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / Average* assets

Capital Adequacy

BIS ratio	Regulatory Capital / Risk-weighted assets

Tier 1 ratio	Tier 1 / Risk-weighted assets

Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

Insurance

Combined ratio	(Net claims / Net earned premiums) + (Fees + Net underwriting expenses / Net earned premiums)

Loss ratio	Net claims / Net earned premiums

Underwriting results to net earned premiums	Underwriting results / Net earned premiums

* Averages are determined as the average of period-beginning and period-ending balances.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2015

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Bottger
Miriam Bottger
Authorized Representative